NO ACT

PE
3-3-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011594

Received SEC
APR 17 2009
Washington, DC 20549

April 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-17-09

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Syms Corp
Incoming letter dated March 3, 2009

Dear Mr. Grossman:

This is in response to your letters dated March 3, 2009 and March 16, 2009 concerning the shareholder proposal submitted to Syms by Esopus Creek Value L.P. We also have received letters from the proponent dated March 11, 2009 and March 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Andrew L. Sole
Managing Member
Esopus Creek Advisors LLC
150 JFK Parkway, Suite 100
Short Hills, NJ 07078

April 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Syms Corp
Incoming letter dated March 3, 2009

The proposal would amend the bylaws to provide that a "Designating Group" meeting specified conditions shall be entitled to designate (and/or remove or replace) an individual to be a non-voting observer at each meeting of the board of directors, or any committee thereof having more than two members.

There appears to be some basis for your view that Syms may exclude the proposal under rule 14a-8(i)(2) because it would cause Syms to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Syms omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Syms relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ESOPUS CREEK VALUE L.P.
150 JFK Parkway, Suite 100
Short Hills, New Jersey 07078

March 17, 2009

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Esopus Creek Value L.P. Submitted to Syms Corp

Ladies and Gentlemen:

We are writing in response to the letter dated March 16, 2009, from Syms Corp, a New Jersey corporation (the "Company"), regarding our response to the Company's no-action request dated March 3, 2009. We strongly reiterate our belief that our proposal is an appropriate matter for shareholder action and that the staff of the Division of Corporation Finance (the "Staff") should deny the no-action relief sought by the Company.

While our proposal is not, in our view, defective or impermissibly vague, we believe that it would be bad policy for the Staff to permit issuers to summarily reject any shareholder bylaw proposal unless the proponent is able to anticipate and address to the issuer's satisfaction (within the 500 word limitation established by Rule 14a-8(d)) each of the issuer's possible objections. No shareholder bylaw proposal, no matter how carefully written, could anticipate every procedural issue that the issuer could conjure up. Furthermore, shareholders should not and cannot be required to have perfect counsel, or, for that matter, to support their proposals with multiple legal opinions where there is any legal uncertainty.

Surely it is better for management to present its concerns directly to the proponent and seek additional protections rather than allow the Staff to sit by while the Company avoids telling its shareholders about a shareholder proposal made in good faith. If each proponent were required to go to the same lengths in support of its proposal as to which the Company has gone in seeking to exclude our proposal, then corporate democracy would be in serious jeopardy.

We would be pleased to discuss with you any questions or concerns.

ESOPUS CREEK VALUE L.P.

By: Esopus Creek Advisors LLC, its general partner

By: ______________________
Name: Andrew L. Sole
Title: Managing Member

cc: Ms. Marcy Syms, Syms Corp
Mr. Philip A. Piscopo, Syms Corp
Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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March 16, 2009

<u>VIA E-MAIL</u> (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE: <u>Response Letter of Esopus Creek Value L.P. to No-Action Request Submitted by Syms Corp</u>

Ladies and Gentlemen:

We are writing on behalf of our client, Syms Corp, a New Jersey corporation ("Company"), in response to the letter, dated March 11, 2009 ("Response Letter"), from Esopus Creek Value L.P. ("Proponent") regarding the Proponent's shareholder proposal and supporting statement submitted to the Company on February 6, 2009 ("Proposal"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company submitted a letter ("No-Action Request") on March 3, 2009 to the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") regarding the Company's intention to omit the Proposal from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

The Response Letter contains numerous conclusory statements and assertions of novel legal theories and interpretations. Strikingly, however, it is devoid of even a single reference to a case, statute, legal opinion, Commission rule, Staff no-action letter or other material to support its propositions. Accordingly, although the Company believes that its arguments in the No-Action Request do not require additional explanation, the Company feels compelled to rebut some of the more dubious assertions and statements in the Response Letter.

The Company believes that it is significant that the Proponent—in marked contrast to the Company—did not provide a legal opinion (or even a single citation to *any* authority) to support its claim that the Proposal would not violate New Jersey law. Instead, the Proponent proffers nothing more than its ill-informed view that the Company is attempting to hide behind undefined "penumbras" of New Jersey law.

The opinion provided by the Company's New Jersey counsel ("New Jersey Law Opinion") does not, as the Proponent claims, express a "theoretical" view as to New Jersey law; rather, it contains counsel's opinion as to the legality of the Proposal based on a careful analysis of the Proposal and relevant New Jersey statutory and case law.[1] The New Jersey Law Opinion unambiguously states that "by mandating that the Company's Board of Directors . . . is responsible for managing the business and affairs of a corporation incorporated in New Jersey, both the New Jersey Business Corporation Act . . . and relevant New Jersey case law can and should be interpreted to invalidate the [Proposal]."

Similarly, the Proponent provides no support (because it is unable to do so) for its assertion that the discussion of Delaware law in the No-Action Request is "irrelevant . . . [because] there is no basis to conclude that a New Jersey court would follow Delaware precedents." As the New Jersey Law Opinion in citing several New Jersey court decisions makes clear: "New Jersey courts will look to the case law of other states in general, and to the law of Delaware in particular, when deciding issues on which there is no directly controlling authority" in New Jersey. The Proponent's assertion that Delaware law is irrelevant to questions of New Jersey law is simply wrong.

The Proponent is also incorrect that the Proposal would not result in unequal treatment of the Company's shareholders. Rather than addressing the Company's argument—which is that the Proposal, *if adopted*, would result in unequal treatment of shareholders (which can only be accomplished by means of an amendment to the Company's certificate of incorporation)—the Proponent attempts to obfuscate the issue by stating that all shareholders will have the opportunity to

---

1 The Proponent's claim that the Company did not "identify any authority under New Jersey law . . . to support its contention[s] . . . [that the Proposal would] violate any New Jersey laws" is curious given that the New Jersey Law Opinion identified no less than five different sections of the New Jersey Business Corporation Act that would be violated if the Proposal were adopted.

vote on the Proposal at the annual meeting. This is, of course, correct, but it is also undisputed by the Company and irrelevant. The No-Action Request and the New Jersey Law Opinion make clear that if the Proposal were adopted, it would have the effect of treating shares held by the Syms family differently (and unequally) from shares held by all other shareholders, in that the shares held by the Syms family would not be permitted to participate in the designation of the observer. As the New Jersey Law Opinion makes clear, such unequal treatment by means of a bylaw amendment violates New Jersey law.

The Proponent's unsubstantiated claim that the presence of the observer at meetings of the Company's board of directors ("Board") could not compromise the Board's exercise of its fiduciary duties is also wrong as a matter of New Jersey law. The New Jersey Law Opinion delineates numerous examples of how the presence of the observer could preclude the Board from fulfilling its fiduciary duties, and the Proponent offers no rebuttal to any of these examples.

Again choosing to ignore the substance of the Company's concerns, the Proponent places great weight on the fact that the observer *could* agree to a confidentiality agreement with the Company and *could* agree to abide by the Company's insider trading policies. The Company does not dispute that the observer *could* choose to do any of these things; the Company's concern is that the observer also *could not* choose to do them and the Company would still be obligated to provide the observer unfettered access to the boardroom. The lack of a *requirement* in the Proposal that the observer enter into a confidentiality agreement or abide by the Company's insider trading policies lies at the heart of—and the Response Letter proffers no workable solutions to—the Company's concerns regarding compliance with Regulation FD.[2]

Throughout the Response Letter, the Proponent either (i) offers to modify the Proposal, or (ii) calls on the Company to adopt bylaws or corporate policies (or both), to cure the substantive defects identified by the Company. At various points, the Proponent:

- *offers to modify the Proposal* to include a "fiduciary out;"

---

2 The Company is not confident that it could (as the Proponent claims) adopt "a rule that all persons attending board meetings may be required to sign a confidentiality agreement." There is no requirement in the Proposal that the observer sign a confidentiality agreement and the Company has serious questions as to its ability to unilaterally impose obligations on the observer that are not contemplated by the Proposal, without being subject to a claim that it has violated its own bylaw.

- *offers to modify the Proposal* to require the observer to enter into a confidentiality agreement and abide by the Company's insider trading and similar corporate governance policies;
- *states that the Company could adopt bylaws* addressing the numerous procedural and other concerns detailed in the No-Action Request regarding the designation of the observer;
- *states that that Company could adopt a bylaw* preventing attendees at Board meetings from being disruptive; and
- *states that the Company could adopt a rule* that all attendees at Board meetings be required to sign a confidentiality agreement.

The Company disagrees with the Proponent's position that a proper manner in which to remedy the substantive defects of the Proposal is for the Company to adopt bylaws or corporate polices to cure them because that position is contrary to the Staff's consistent and long-standing view that shareholders, when considering a proposal made pursuant to Rule 14a-8, are entitled to know with precision what actions or measures the proposal will require. *See* Section B.4. of Staff Legal Bulletin No. 14B (CF) (September 15, 2004). Can it really be said that shareholders know what actions are required by the Proposal if, following adoption, the Company—*by the Proponent's own admission*—must then promulgate bylaws and policies to implement it, none of which were presented to shareholders in connection with their vote? The Company submits that it cannot be the case that Rule 14a-8—either explicitly or implicitly—permits a shareholder to submit a proposal that is on its face blatantly defective and legally impermissible, with the expectation that if it is adopted, the Company will (after the expenditure of considerable time and expense) cure it.

Finally, the Company urges the Staff not to give the Proponent an opportunity to amend the Proposal in any respect. The Proposal would require extensive, substantive modifications to address the concerns identified by the Company, not the few "minor revisions" identified by the Proponent. The Proponent is a sophisticated investor with ready access to experienced corporate counsel and had ample opportunity to prepare a proposal that complied with law and the Commission's rules, but elected instead to submit a fatally defective proposal. To grant the Proponent a second bite at the apple would vitiate the deadline and process for disqualification of proposals clearly established in Rule 14a-8.

* * *

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 735-2116 or my partner, Alan C. Myers, at (212) 735-3780.

Very truly yours,

Richard J. Grossman

Richard J. Grossman

cc: Ms. Marcy Syms, Syms Corp
Mr. Philip A. Piscopo, Syms Corp
Peter H. Ehrenberg, Esq., Lowenstein Sandler PC
Mr. Andrew L. Sole, Esopus Creek Value L.P.
Greg Kramer, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.

ESOPUS CREEK VALUE L.P.
150 JFK Parkway, Suite 100
Short Hills, New Jersey 07078

March 11, 2009

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Esopus Creek Value L.P. Submitted to Syms Corp

Ladies and Gentlemen:

On March 3, 2009, Syms Corp, a New Jersey corporation (the "Company"), submitted to the Office of Chief Counsel a request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal submitted by Esopus Creek Value L.P. (hereinafter referred to as "we," "our" or "us") on February 6, 2009, may be omitted from the Company's proxy materials for its 2009 annual meeting. We vigorously disagree with the Company's position that our proposal may be excluded and we request that the Staff deny the no-action relief sought by the Company. We would also welcome a constructive dialog with the Company to supplement our proposal to address the Company's hypothetical concerns or correct any minor substantive defects, so that it may be included in the Company's proxy materials.

The purpose of our proposal is to allow the Company's shareholders to determine whether a non-voting observer is needed to protect the interests of shareholders who are not members of the Syms family. We believe that the Company's desire to omit our proposal is part of a continued effort by the Company to limit corporate transparency. In particular, we note that the Company went to considerable length and expense to oppose our proposal when the Syms family, which controls approximately 57% of the Company's outstanding voting power, could simply defeat our proposal by voting against it. (We could not be certain until now that this proposal, limited in scope as it is, was going to be opposed, at least initially, by the Syms family.)

The background for our proposal is the Company's de-registration of its common stock in December 2007, ostensibly to save costs. As we had explicitly warned the Company, the stock took an immediate nosedive resulting in a massive, entirely artificial loss to shareholders. This loss was only partly recouped when activist shareholders, including us, forced the Company to re-register through a campaign to increase the number of registered holders and costly litigation. As the supposedly "independent" board members had supported the de-registration, we have since sought minority shareholder board representation, and now a mere observer, without success. At the 2008 annual meeting, 81% of minority shares were voted against the management's board nominees.

In the bullet points below, we address each of the arguments presented by the Company to prevent our proposal from being included in the Company's proxy materials and indicate, where applicable, specific areas where minor revisions to our proposal would sufficiently address the Company's objections.

- The implementation of our proposal would not cause the Company to violate state law. The Company has not – and could not – identify any authority under New Jersey law (or Delaware law) to support its contention that the presence of a non-voting observer would impermissibly limit, eliminate or alter the board of directors' authority to manage the Company or require an amendment to the Company's certificate of incorporation or that our proposal would otherwise violate any New Jersey laws. As the Company's New Jersey counsel concedes, they are unaware of any New Jersey court decision dealing expressly with the validity of a provision comparable to our proposal. So are we. Nor do they cite any statutes that are actually violated; instead they rely upon what should be considered mere "penumbras," a concept which should not be extended (certainly not by a federal agency reviewing state law) outside of constitutional law (where it is controversial enough). Is it really the Company's contention that the shareholders cannot regulate the conduct of directors' meetings, for example by requiring 48 hours notice, without waiver, instead of 24, or by prohibiting telephone attendance? That appears to be their view. The Company is asking the Commission to deny us inclusion in the Company's proxy statement on the basis of theoretical arguments that, even if somewhat valid (which we dispute), are better left for a challenge by the Company in the New Jersey courts (which of course in this case they will not need if the Syms family continues to oppose the proposal should the Staff require its inclusion in the proxy materials). With respect, we believe this falls outside of the Commission's province, and any doubt should be resolved in favor of shareholder democracy.

- The Company's analogies to Delaware law are essentially irrelevant in this context, and there is no basis to conclude that a New Jersey court would follow Delaware precedents with respect to our proposal. Whether a New Jersey court would follow any of the Delaware cases cited in the Company's response is merely speculative.

- Our proposal does not allow shareholders to appoint a non-director as an actual member of board committees. Our proposal clearly states that the non-Syms shareholders will be entitled to designate a non-voting observer to attend meetings of the board of directors and its committees.

- Our proposal would not result in unequal treatment of the Company's shareholders or the bifurcation of the Company's common stock into distinct classes. Members of the Syms family would have equal opportunity to vote on our proposal at the Company's 2009 annual meeting. In addition, implementation of the proposal would not impose any permanent limitations on shares presently owned by members of the Syms family; subsequent non-Syms holders of such shares would not be prevented from participating in the designation of the observer. What we are requesting, and cannot require, is for the Syms family to voluntarily consent to some independent oversight.

- The presence of a non-voting observer at meetings of the board of directors could not, except in extraordinary circumstances if at all, compromise the board of directors' exercise of its fiduciary duties to shareholders. In addition, the Company has not – and could not – identify any authority under New Jersey law that a shareholder bylaw proposal must contain a "fiduciary out." However, to the extent that the Staff believes that the lack of a "fiduciary out" would cause our proposal to violate New Jersey law, we will revise the proposal to include a "fiduciary out" to the extent that the presence of the observer at a particular meeting would, in the opinion of the Company's counsel, cause the board of directors to violate its fiduciary duties or destroy attorney-client privilege. We imagine that a privileged meeting between the entire board and the Company's attorneys would be a highly unusual circumstance, and, furthermore, we do not believe that the presence of the observer, duly elected pursuant to the Company's bylaws, would destroy the attorney-client privilege.

- The implementation of our proposal would not cause the Company to violate Regulation FD. First, the observer is bound by insider trading laws (including the "misappropriation" concept) and will have no obligation to pass along nonpublic information to the shareholders who designated the observer. In addition, the observer can, as the Company concedes, sign a confidentiality agreement with the Company that would provide for the observer to be bound by the same obligation of confidentiality as members of the board of directors. Furthermore, the observer can, in addition to his or her existing obligations under federal law to refrain from trading securities on the basis of material, non-public information, agree to be bound by the Company's insider trading policies. To the extent that the Staff believes that implementation of our proposal as written would violate Regulation FD, we will revise the proposal to include a provision that the observer will agree to enter into a confidentiality agreement with the Company and to be bound by the Company's insider trading and other similar corporate governance and ethics policies.

- Note that all of the supplementary terms which the board finds so necessary could be added to the by-laws by the board itself, which has that power. For example, the board could adopt a "no meeting disruption" bylaw or, more sensibly, a rule that all persons attending board meetings may be required to sign a confidentiality agreement.

- The proposal is not impermissibly vague. The Company contends that there are numerous questions about how the proposal would and should be implemented. Our proposal clearly states that the observer would be designated and removable by a majority of the non-Syms shareholders. The ownership of the Company's common stock is heavily concentrated among members of the Syms family and a small group of institutional investors. Therefore, the non-Syms shareholders could easily coordinate the selection of the observer. In addition, such coordination among the non-Syms shareholders would not raise numerous procedural questions or require any action by the Company as any such coordination would be governed by applicable securities laws concerning communications and group activity among shareholders.

Because only a majority of the outside shareholders can act, there could not be any multiple observer designations at the same time.

- We do not believe that the supporting statement to our proposal contains any materially false or misleading statements or baseless allegations. Our supporting statement highlights specific instances where we believe the Company should have provided shareholders with additional information (even if not technically required by law). Our objections to the Company's real estate disclosure have been well-documented publicly. Please see the attached press release and our Schedule 13D filed with the Commission on April 22, 2008. However, to the extent that the Staff believes our supporting statement includes any false or misleading statements, we will revise the supporting statement to omit such statements.

In conclusion, we reiterate our strong belief that our proposal is a valid issue for a shareholder proposal. Therefore, we request that the Staff deny the no-action relief sought by the Company and/or permit us the opportunity, if necessary, to revise our proposal as discussed above.

ESOPUS CREEK VALUE L.P.

By: Esopus Creek Advisors LLC, its general partner

By: ______________________
Name: Andrew L. Sole
Title: Managing Member

cc: Ms. Marcy Syms, Syms Corp
Mr. Philip A. Piscopo, Syms Corp
Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

SC 13D 1 syms13d-042108.htm APRIL 21, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Syms Corp
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

871551107
(CUSIP Number)

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

SCHEDULE 13D

CUSIP No. 871551107		

1	NAME OF REPORTING PERSON Esopus Creek Value LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 405,000	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 405,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON Esopus Creek Advisors LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 405,000	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 405,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON Andrew L. Sole		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 84,500	
	8	SHARED VOTING POWER 405,000	
	9	SOLE DISPOSITIVE POWER 84,500	
	10	SHARED DISPOSITIVE POWER 405,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,500		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Joseph S. Criscione		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 59,700	
	8	SHARED VOTING POWER 405,000	
	9	SOLE DISPOSITIVE POWER 59,700	
	10	SHARED DISPOSITIVE POWER 405,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,700		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.19%		
14	TYPE OF REPORTING PERSON IN		

This Schedule 13D shall be deemed to be an amendment of the Schedule 13D filed by the Reporting Persons (as defined below) of the Schedule 13D Amendment No.4 that they filed jointly with Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross (collectively, the "Barrington Group") on February 1, 2008, which further amended and supplemented the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007, that certain Amendment No. 2 filed with the SEC on January 2, 2008 and that certain Amendment No. 3 filed with the SEC on January 23, 2008 (collectively, the "Barrington Schedule 13D"). The Reporting Persons are no longer members of the Barrington Group as of April 17, 2008 and file this Schedule 13D to report their holdings as of April 20, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation ("Issuer"). The principal executive offices of Issuer are located at Syms Way, Secaucus, New Jersey 07094.

Item 2. Identity and Background

(a) NAME

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

- Esopus Creek Value LP ("Esopus Fund"),
- Esopus Creek Advisors LLC ("Esopus Advisors"),
- Andew L. Sole ("Mr. Sole"), and
- Joseph S. Criscione ("Mr. Criscione")

(b) RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of the Reporting Persons is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Esopus Fund is a private investment fund that invests on behalf of institutions and high net worth individuals.

The principal business of Esopus Advisors is to serve as the general partner of Esopus Fund.

The principal business of each of Mr. Sole and Mr. Criscione is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Fund and other affiliated entities.

(d), (e) CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f) CITIZENSHIP

Esopus Fund is a Delaware limited partnership.

Esopus Advisors is a Delaware limited liability company.

Each of Mr. Sole and Mr. Criscione is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Esopus Fund spent $6,677,497.57 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer's Common Stock were obtained from any margin account borrowings.

Mr. Sole spent $969,183.79 of his personal funds to acquire his 84,500 shares of Common Stock.

Mr. Criscione spent $670,387.62 of his personal funds to acquire his 59,700 shares of Common Stock.

Item 4. Purpose of Transaction

The following supplements Item 4 of the Barrington Schedule 13D with respect to the Reporting Persons:

On April 21, 2008, the Reporting Persons sent a letter to the independent directors (the "Independent Directors") of the Board of Directors of the Issuer (the "Letter"). In the Letter, the Reporting Persons stated that the actions of the Independent Directors in agreeing to re-register and de-list the Company's shares of Common Stock caused the destruction in the market price of the Common Stock and its accompanying liquidity, and that such actions were not a proper exercise of the Independent Directors' legal obligations to the Issuer's minority shareholders.

The Reporting Persons in the Letter also called upon the Independent Directors to take affirmative steps to maximize and increase the Company's value for all of the Issuer's shareholders, including that they conduct a full appraisal of the value of the Company's real estate. The Reporting Persons further requested that the Independent Directors conduct an exhaustive review of the performance of each of the Issuer's retail stores and then to close such locations that do not generate cash flow in excess of the cash flow value that could be generated if such locations were either developed or leased to an unrelated third party.

A copy of the Letter is annexed hereto as Appendix III and is incorporated herein by reference.

As of April 17, 2008, the Reporting Persons ceased to be members of a group with the Barrington Group.

Item 5. Interest in Securities of the Issuer

(a) Esopus Fund owns 405,000 shares of Common Stock, representing approximately 2.78% of the Issued and Outstanding Shares.

Esopus Advisors, as general partner of Esopus Fund, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, representing approximately 2.78% of the outstanding shares of Common Stock.

Mr. Sole, as a managing member of Esopus Advisors, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, and an additional 84,500 shares of Common Stock that he personally owns. Mr. Sole's beneficial ownership of 489,500 represents approximately 3.36% of the outstanding shares of Common Stock.

Mr. Criscione, as a managing member of Esopus Advisors, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, and an additional 59,700 shares of Common Stock that he personally owns. Mr. Criscione's beneficial ownership of 464,700 represents approximately 3.19% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 549,200 shares of Common Stock representing approximately 3.76% of the outstanding shares of Common Stock.

(b) Esopus Fund, Esopus Advisors and Messrs. Sole and Criscione share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 405,000 shares of Common Stock owned by Esopus Fund. Mr. Sole has sole voting and dispositive power with respect to the 84,500 shares of Common Stock owned by him personally. Mr. Criscione has sole voting and dispositive power with respect to the 59,700 shares of Common Stock owned by him personally.

(c) A list of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d) No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) As of April 17, 2008, the Reporting Persons ceased to be the beneficial owners of 5% of the outstanding shares of Common Stock due to the fact that they ceased being members of a group with the Barrington Group members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Letter to the Independent Directors of the Issuer dated April 21, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2008

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC,
as General Partner

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

/s/Andrew L. Sole
Andrew L. Sole

/s/Joseph S. Criscione
Joseph S. Criscione

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by Andrew L. Sole

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
04/11/2008	10,000	$12.2582	Open Market

Transactions Effected by Joseph S. Criscione

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
04/11/2008	5,000	$12.2582	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Syms Corp dated as of April 21, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 (k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 21, 2008

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC,
as General Partner

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

/s/Andrew L. Sole
Andrew L. Sole

/s/Joseph S. Criscione
Joseph S. Criscione

Esopus Creek Advisors LLC
500 Fifth Avenue, Suite 2620
New York, New York 10110

April 21, 2008

Mr. Bernard H. Tenenbaum
Mr. Henry M. Chidgey
Mr. Thomas E. Zannechia
c/o Syms Corp
Syms Way
Secaucus, New Jersey 07094

Gentlemen:

Esopus Creek Value L.P. and its related accounts ("Esopus") are the beneficial owners of 549,200 shares or 3.76% of the outstanding common stock of Syms Corporation ("SYMS" or "Company") or approximately 8.76% of the non-controlled shares of the Company.

As the Independent Directors of SYMS, you owe a fiduciary duty to all stockholders, but your legal duties require you to pay special attention to the Company's minority shareholders. It is on this point that Esopus, a large minority holder, intends to examine more closely your performance as fiduciaries.

In December 2007 you decided to de-register and de-list the Company's shares on the recommendation of SYMS's controlling stockholder despite the strong protestations of Esopus and other large minority holders.

Today any reasonably informed minority shareholder would find that your actions directly caused a destruction in the market price of SYMS common shares and its accompanying liquidity. An even casual review of the SYMS 2007 proxy statement, which includes the Company's performance benchmarks, and a historical analysis of the average daily volume of SYMS shares would establish such conclusions. Your actions this past December could hardly be viewed as a proper exercise of your legal obligations to your minority shareholders.

And parenthetically, should you entertain the concept of initiating a reverse stock split scheme, or any functional equivalent, in order to facilitate a future de-registration of SYMS shares, we will consider such action an improper discharge of your fiduciary duties to your minority stockholders.

As our fiduciaries we now call upon you to take affirmative steps to maximize and increase the Company's value for all stockholders. Such steps would include your conducting a full appraisal of the value of the Company's owned real estate, performed by a reputable and nationally recognized real estate appraisal firm, and then to make public such appraisals.

Furthermore we call upon you to conduct an exhaustive review of the performance of each of your retail stores and then to close such locations that do not generate cash flow in excess of the cash flow value that could be generated if such locations were either developed or leased to an unrelated third party.

A suitable candidate for such development might include your 42 Trinity Place ("42 Trinity") location in lower Manhattan, a footprint which enjoys over 170,000 square feet of buildable space based upon our research.

And just to illustrate the enormous value that has yet to be unlocked by the Company, on April 17, 2008, just four days ago, New York City property records revealed that a nearby parcel located at 8 Stone St., having approximately 100,000 buildable square feet and the same zoning characteristics as 42 Trinity, sold for over $60 million to a hotel developer. This transaction equates to $600 per buildable square foot thus implying a valuation for 42 Trinity at $102 million.

Furthermore New York City tax records estimate 42 Trinity's net operating income at just $1.351 million dollars per year. Thus an asset worth an estimated $102 million is generating a meager 1.32% of annual income.

As long-term shareholders we are requesting an opportunity to meet with you to discuss the aforementioned as well as discuss other measures that would enhance the value for all SYMS holders.

We look forward to hearing from you soon.

Respectfully Submitted,

/s/ Andrew L. Sole	/s/ Joseph S. Criscione
Andrew L. Sole Managing Member Esopus Creek Advisors LLC	Joseph S. Criscione Managing Member Esopus Creek Advisors LLC

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March 3, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal of Esopus Creek Value L.P. Submitted to Syms Corp

Ladies and Gentleman:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), we are writing on behalf of our client, Syms Corp, a New Jersey corporation ("Company"), to request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement ("Proposal") submitted by Esopus Creek Value L.P. ("Proponent") may properly be omitted from the proxy materials ("Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter, dated February 6, 2009, submitted by the Proponent and attached hereto as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal seeks to amend the Company's bylaws to allow certain shareholders to designate an observer who would be permitted to attend, and participate fully in, all meetings of the Company's board of directors ("Board"), as follows:

> RESOLVED, the shareholders of Syms Corp., amend the by-laws to add the following to Article V thereof:
>
> 6. A shareholder or group of shareholders that satisfies the requirements of this Section 6 of Article V (the "**Designating Group**"), shall be entitled to designate (and/or remove or replace), from time to time, a single individual to be a non-voting observer (the "**Observer**") at each meeting of the Board of Directors, or any committee thereof having more than two members. The Observer will be entitled to participate fully in all discussions among Directors, but not to vote on any matter, at such meetings, and to receive all materials provided to the Directors. Written notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such meeting. The Observer shall also be entitled to receive notice of any proposed action of the Board of Directors, or any applicable committee thereof, to be taken by written consent.
>
> A Designating Group must:
>
> (a) have beneficially owned in excess of 50% of the shares of the Corporation's outstanding common stock owned by shareholders other than the Syms Shareholders (as defined below) continuously for at least one year; and
>
> (b) provide written notice to the Corporate Secretary of the name, address and email address for notice of such person designated by the Designating Group as an Observer.
>
> "**Syms Shareholders**" means (i) Sy Syms, Marcy Syms, or the spouse or any descendants of Sy Syms or March Syms, (ii) any trustee under any inter vivos or testamentary trust for the benefit of or any foundation established by any of the persons specified in clause (i), and (iii) the Sy Syms Revocable Living Trust, dated March 17, 1989,

the Laura Merns Living Trust, dated February 14, 2003, and the Marcy Syms Revocable Living Trust, dated January 12, 1990.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(2), the Proposal would cause the Company to violate state and federal laws and (ii) in violation of Rule 14a-8(i)(3), the Proposal is vague and indefinite in substantial part and thus materially false and misleading in violation of Rule 14a-9. The Company separately believes that certain portions of the Proposal's supporting statement contain false and misleading statements that may be excluded pursuant to Rule 14a-8(i)(3).

II. BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Its Implementation Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if its implementation would cause the company to "violate any state . . . law to which it is subject." The Company is incorporated under the laws of the State of New Jersey. For the reasons set forth below and in the New Jersey law legal opinion attached hereto as Exhibit B ("New Jersey Law Opinion") and in the related Delaware law legal opinion attached hereto as Exhibit C ("Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because the Proposal would cause the Company to violate New Jersey law. The Delaware Law Opinion is included because, as set forth in the New Jersey Law Opinion, when New Jersey courts wish to seek additional guidance in interpreting matters of New Jersey corporate law, they typically look to Delaware corporate law. The Delaware Law Opinion indicates that implementation of the Proposal would cause a Delaware corporation to violate Delaware law.

1. *The Proposal Would Cause the Company to Violate New Jersey Law Because it Would Infringe on the Board's Authority to Manage the Company*

Under Section 14A:6-1(1) of the New Jersey Business Corporation Act ("NJBCA"), a company's board of directors is statutorily vested with the responsibility to manage the business and affairs of a company, except as may be provided in the NJBCA or the company's certificate of incorporation. N.J. STAT. ANN. § 14A:6-1(1) (2009). If the certificate of incorporation—and not a bylaw—provides that a person (other than the board of directors) is to exercise or perform the powers and duties conferred on the board, then it follows that such powers and duties must be exercised or performed to such extent and by such person as specifically provided in the certificate of incorporation. The Company's certificate of incorporation contains no limitation on the power of the Board. Accordingly, the

Proposal would impermissibly interfere with the Board's responsibility to manage the Company by imposing improper restrictions and limitations on the Board.

The NJBCA does provide that the board of director's role in managing a company can be limited or eliminated, but only if agreed to by all incorporators or shareholders, neither of which has occurred. *See* N.J. STAT. ANN. § 14A:5-21(2) (2009). However, even if such a provision were included in the company's certificate of incorporation, it would be invalid if, among other things, the company is or were to become publicly-traded. *See* N.J. STAT. ANN. § 14A:5-21(3) (2009). The Company is listed on The Nasdaq Stock Market so, even if all shareholders were to vote in favor of an amendment to the Company's certificate of incorporation to provide for an observer, the Company could not avail itself of Section 14A:5-21(2).

As more fully explained in the New Jersey Law Opinion, the Proposal would impede the Board's ability to manage the Company in a number of ways. For example, one of the inherent powers of the Board is the power to determine who should attend its meetings, including those of Board committees.[1] The Proposal, however, would strip the Board of its discretion to determine who should attend Board or committee meetings, thus robbing the Board of one of its substantive decision making powers and adversely affecting the integrity of the Board's internal deliberations, which deliberations are central to its ability to properly manage the business and affairs of the Company.

The Proposal also does not limit or restrict the conduct of the observer at Board or committee meetings (and actually permits the observer to actively participate in such meetings). As a result, the observer could intentionally disrupt the meetings (and the directors present at such meetings would have no ability to exclude the observer), denying the Board the opportunity to manage the Company. Nor does the Proposal place any restrictions on the qualifications, background or interests of the observer. As a result, the observer's interests or motivations could conflict with the interests of the Company.[2] Finally, the presence of the observer could chill deliberation and preclude effective decision making by the Board, and could even result in the loss of the attorney-client privilege.

---

1 *Cf.* Corporate Governance Guidelines of Syms Corp, Part B, § 5 (providing that the "Chairman has discretion to invite any members of management that the Chairman deems appropriate to attend Board meetings at appropriate times, subject to the Board's right to request that such attendance be limited or discontinued . . . [and] [t]he Board and committees may exclude any guest from part or all of any meeting upon its determination that it is in the best interests of the Company to do so").

2 For example, the observer might be affiliated with persons seeking to profit from the Company's misfortune, such as "short sellers" of the Company's stock. An observer would not be subject to the same restrictions that assist in monitoring activities of directors under New Jersey law and the federal securities laws (*i.e.*, compliance with the Company's insider trading policies or the reporting and short-swing profits provisions contained in Section 16 of the Exchange Act).

Additionally, the Proposal's requirement that "[w]ritten notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such a meeting" could severely limit the Board's ability to effectively and efficiently manage the Company. Under the Proposal, neither the Board nor any of its committees could call a special meeting without twenty-four hours advance notice to the observer. Directors often waive notice of meeting requirements in order to further the interests of a company, particularly in a situation where a board must convene with little advance notice (such as in response to threatened or actual litigation or another exogenous circumstance). The Proposal does not provide for any waiver of the advance notice requirement by either the Board or the observer, so the Board could not permissibly convene before the required advance notice period had elapsed. Because the advance notice requirement imposed by the Proposal would prevent the Board from rapidly convening—no matter how strongly it felt that it needed to take quick action—the Board would be hamstrung in its ability to manage the Company at its discretion.

Courts in New Jersey have not yet interpreted the validity of a provision comparable to the Proposal. As stated in the New Jersey Law Opinion, "'[w]hen faced with novel issues of corporate law, New Jersey courts have often looked to Delaware's rich abundance of corporate law for guidance'" (quoting IBS Financial Corp. v. Seidman & Associates, LLC, 136 F.3rd 940, 949-50 (3rd Cir. 1998)). Section 14A:6-1 of the NJBCA tracks Section 141 of the Delaware General Corporation Law ("DCGL") in many respects,[3] and it is therefore likely that a New Jersey court would turn to Delaware and its well-developed body of corporate law in interpreting Section 14A:6-1(1).

As described in the Delaware Law Opinion, the Delaware Supreme Court has recently held that the power of shareholders to enact bylaws relating the business of a company "'is limited by the board's management prerogatives under Section 141(a)'" of the DGCL (quoting CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 231 (Del. 2008)). In CA, the Court distinguished between permissible "process-oriented" shareholder bylaws that regulate the *procedures* through which board decisions are made with impermissible "substantive" shareholder bylaws that purport to intrude upon the board's *substantive* decision making authority. In the Court's view, "process-oriented" shareholder bylaws only define the process and procedures by which decisions of the board are made and do not divest the board of its substantive decision making power. *See* CA, 953 A.2d at 234-35. As more fully explained in the Delaware Law Opinion, the Proposal is best

---

3 In amending aspects of Section 14A:6-1 in 1986, New Jersey's Corporation Law Revision Commission specifically cited harmonization with Section 141 of the DGCL as one reason for the amendments. *See* CORP. SVC. CO., NEW JERSEY LAWS GOVERNING BUSINESS ENTITIES 45-46 (2008).

viewed as substantive, not procedural, under the guidance provided by the CA decision because it "impacts the substantive decisions of a board of directors and the integrity of a board's internal deliberations, which deliberations are central to a board's ability to properly manage the business and affairs of a company under Section 141(a) of the DGCL."

Accordingly, it is likely that a Delaware court—as well as a New Jersey court following Delaware law precedent—would invalidate the Proposal as an impermissible shareholder-imposed substantive restriction on the Board in violation of the Board's statutorily vested responsibility to manage the business and affairs of the Company.

2. *The Proposal Would Allow Shareholders to Appoint a Non-Director as a Member of Board Committees in Violation of New Jersey Law*

For the reasons discussed above, under Section 14A:6-1(1) of the NJBCA shareholders do not have the power to designate non-voting observers to participate in Board committee meetings. In addition to this defect, the Proposal is further contrary to New Jersey law because Board committees may only be comprised of members of the Board. Section 14A:6-9(1) of the NJBCA states that "the board . . . may appoint, *from among its members* an executive committee and one or more other committees." N.J. STAT. ANN. § 14A:6-9(1) (2009) (emphasis added). As more fully described in the New Jersey Law Opinion, the observer is not a member of the Board and would not be appointed by members of the Board, and thus cannot, without violating New Jersey law, be a participant in meetings of Board committees.

3. *The Proposal Would Impermissibly Alter the Board's Authority Without Amending the Company's Charter*

As discussed above, Section 14A:6-1(1) of the NJBCA provides that the "business and affairs of a corporation shall be managed by or under the direction of the board except as in this act or in its certificate of incorporation otherwise provided." N.J. STAT. ANN. § 14A:6-1(1) (2009). By requiring the Board to permit an observer to attend Board and committee meetings, the Proposal impermissibly seeks to alter the Board's authority pursuant to Section 14A:6-1(1) of the NJBCA by effecting such alteration through an amendment to the Company's bylaws and not an amendment to its certificate of incorporation.[4] As described in the New Jersey Law Opinion, any effort to remove (in whole or in part) any of the Board's powers over the management of the business and affairs of the Company (by, for example, limiting the Board's discretion over who is permitted to attend Board and committee

---

[4] The Board has not approved an amendment to the Company's certificate of incorporation.

meetings) cannot be achieved through a shareholder bylaw proposal, but rather requires a two-step, Board-initiated process to amend the Company's certificate of incorporation.[5] The Proposal does not contemplate such a process and seeks to limit the Board's authority through the Company's bylaws and without amending the Company's certificate of incorporation.

4. *The Proposal Would Result in the Unequal Treatment of Shareholders in Violation of New Jersey Law*

If the Proposal were adopted, it would have the effect of treating shares held by the "Syms Shareholders" differently (and unequally) from the shares held by all other shareholders (in that the shares held by the "Syms Shareholders" would not be permitted to participate in the designation of the observer). As stated in the New Jersey Law Opinion, this "would effectively bifurcate the Company's common stock into two distinct classes—a class consisting of common stock held by the non-'Syms Shareholders' with one set of voting rights, and a class of common stock held by the 'Syms Shareholders' with a different (and more limited) set of voting rights" Although New Jersey companies are permitted to provide for shares of capital stock that have limited voting rights, such provision must be contained in the *certificate of incorporation*, not in the *bylaws*. *See* N.J. STAT. ANN. § 14A:7-1(2) (2009). In violation of Section 14A:7-1(2), however, the Proposal would create shares of stock with limited voting rights (that is, shares that are not permitted to vote for the observer) through an amendment to the Company's bylaws and not, as required by the NJBCA, to its certificate of incorporation.

In addition to this defect, the Proposal is further violative of New Jersey law because, under Section 14A:5-10 of the NJBCA, "[e]ach outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided in the certificate of incorporation." N.J. STAT. ANN. § 14A:5-10 (2009). However, the Proposal contemplates an amendment to the Company's bylaws to deprive the "Syms Shareholders" of their "one share, one vote" right under the NJBCA. As more fully explained in the New Jersey Law Opinion, because there is nothing in the Company's certificate of incorporation that alters the "one share, one vote" default rule, the Proponent's attempt to impose such a rule through an amendment to the Company's bylaws and not its certificate of incorporation constitutes a violation of Section 14A:5-10.

---

5 The Company's shareholders cannot compel (through a bylaw or otherwise) the Board to amend the certificate of incorporation. Rather, the Board must first "approve the proposed amendment [to the certificate of incorporation] and direct that it be submitted to a vote at a meeting of the shareholders." N.J. REV. STAT. § 14A:9-2(4)(a) (2009). The determination of whether an amendment is advisable is vested in the Board's discretion, subject to the exercise of its fiduciary duties, and cannot be delegated to shareholders. Section 14A:9-2(4)(c) of the NJBCA gives shareholders an independent right to approve any amendment to the certificate of incorporation submitted to them by the board.

5. *The Proposal Would Cause the Board to Violate its Fiduciary Duties Under New Jersey Law*

As discussed above, there are a number of independent bases upon which to conclude that the Proposal is not a proper subject for shareholder action as a matter of New Jersey law. But even assuming, however, that it was, the Proposal nonetheless is impermissible because it would cause the Board to violate its fiduciary duties.

As explained in the New Jersey Law Opinion, in New Jersey, "directors owe a fiduciary duty to the corporation and to its shareholders—the utmost fidelity is demanded of them in their dealings with the corporation and its shareholders." JOHN R. MACKAY, NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 12.08 (3d ed. 2008) (citing Hill Dredging Corp. v. Risley, 18 N.J. 501, 530 (1955); Whitfield v. Kern, 122 N.J. Eq. 332, 340-41 (1937); Daloisio v. Peninsula Land Co., 43 N.J. Super. 79, 88 (App. Div. 1956); and Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952)). At the core of any director's fiduciary duty is the requirement that the director manage the company's business and affairs in the company's best interests. *See* id. Put simply, a director must have the discretion to act in the manner he or she believes is best for the company. However, as stated in the New Jersey Opinion, the Proposal "could preclude the Board from fulfilling its fiduciary duties to shareholders" because it would require the Board to permit the observer to attend all Board and committee meetings, even if the Board or committee believed that it was in the best interests of the Company to exclude the observer.

As noted above, New Jersey courts often turn to Delaware for guidance when, in the corporate law context, they are interpreting matters of first impression in New Jersey. As more fully explained in the Delaware Law Opinion, under Delaware law, a shareholder bylaw proposal must contain a "fiduciary out" that permits a board to fulfill its fiduciary duties. As the Delaware Law Opinion indicates, the Proposal, contrary to the requirements of Delaware law:

> contains no fiduciary out. For example, even if the Board determined that the Observer's participation in a board or committee meeting was contrary to the best interests of the Company and its shareholders, and might possibly result in a waiver of privilege and/or disclosure of sensitive business information to competitors, the Board would have no ability to exclude the Observer. Indeed, the Bylaw Proposal's language is stark and mandatory: the Designating Group *shall be entitled to designate* a person to be a non-voting observer *at each meeting of the Board of Directors, or any committee thereof*, and such observer *will be entitled to participate fully* in *all* discussions among Directors, and *to receive all materials* provided to the Directors. There is no exception; no "fiduciary out."

As described in the Delaware Law Opinion, it is possible to foresee any number of scenarios where the Proposal would cause a board to breach its fiduciary duties. For example, if the "Designating Group" contains a competitor of the Company and the observer functions as an agent for the competitor, or if the observer is a competitor in his or her own right, the Board would have an obligation to exclude the observer from meetings of the Board or withhold information from the observer, particularly those dealing with confidential business matters or trade secrets. Similarly, the Board would need to exclude the observer from meetings at which attorney-client privileged materials or communications are presented or discussed in order to preserve, on behalf of the Company, the attorney-client privileged nature of such materials or communications.

In contrast to the fundamental principals of corporate law requiring directors to exercise their fiduciary duties to act in the best interests of the Company, the Proposal contains no "fiduciary out" allowing the Board to exclude the observer in any of these situations. That is, even if the Board determined that the observer's participation in a Board or committee meeting would be contrary to the best interests of the Company, the Board would have no ability to exclude the observer. Accordingly, the Proposal would constitute an impermissible restraint on the Board's authority since it does not contain any "fiduciary out" that would permit the Board to exclude the observer from meetings.[6]

B. <u>The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Its Implementation Would Cause the Company to Violate Federal Law</u>

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if its implementation would cause the company to "violate any . . . federal or foreign law to which it is subject." For the reasons set forth below, the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Regulation FD.

Regulation FD applies to all issuers that, like the Company, have a class of securities registered under Section 12 of the Exchange Act and requires issuers disclosing material nonpublic information to persons within the categories enumerated in the regulation to publicly disclose such information. 17 C.F.R. § 243.100 (2009). More specifically, Regulation FD prohibits disclosure of material

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[6] *See* CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 238 (Del. 2008) (holding that contractual arrangements, including shareholder-proposed bylaws, that "commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders" are impermissible under Delaware law and noting that "contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties" have previously been invalidated as contrary to Delaware law) (internal citations omitted).

nonpublic information to any person "outside of the issuer"[7] who is (i) an investment advisor (or a person associated with an investment advisor), (ii) an institutional investment manager (or a person associated with an institutional investment manager), (iii) an investment company (or a person affiliated with an investment company) or (iv) a "holder of the issuer's securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer's securities on the basis of the information" (each, a "Restricted Person"). Id. at § 243.100(b)(1). However, disclosure of material nonpublic information to a Restricted Person is permitted if the disclosure is made "(i) to a person who owes a duty of trust or confidence to the issuer . . . [or] (ii) to a person who expressly agrees to maintain the disclosed information in confidence" ("Disclosure Exceptions").[8] Id. at § 243.100(b)(2). If an issuer selectively discloses material non-public information in violation of Regulation FD, it must publicly disclose that information either "simultaneously" (in the case of intentional disclosure) or "promptly" (in the case of non-intentional disclosure). Id. at § 243.100(a). Such public disclosure must be either through a Form 8-K filing with the Commission or via another method that is "reasonably designed to provide broad, non-exclusionary distribution of the information to the public." Id. at § 243.101(e).

Were the Proposal adopted, the Company would be required to provide the observer with access to all meetings of the Board, as well as provide the observer with "*all* materials provided to the Directors" (emphasis added). As a result, the observer would have unfettered access to material nonpublic information about the Company. If the observer were a Restricted Person—and, almost certainly, even if he or she were not—[9]the Company would need to publicly disclose all

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7 Although not identified in the rule, persons within the issuer's organization (*e.g.*, officers, employees and directors) are excluded from the application of Regulation FD because they are not "outside the issuer." *See* 3A Harold S. Bloomenthal & Samuel Wolff, Securities and Federal Corporate Law § 7:40 (2008).

8 Regulation FD provides for two additional exceptions that are not applicable to the Proposal.

9 The Company anticipates that the observer will be a Restricted Person. Shareholders are unlikely to designate an observer who does not closely share their interests, and the Company believes the observer would likely be affiliated with one of the Company's principal shareholders (other than the "Syms Shareholders"), many of whom are investment advisors or investment companies.

Even if the observer does not fall squarely within the categories of Restricted Persons (*e.g.*, the observer is not associated with an investment advisor, manager or company or is not a holder of the Company's securities where it is reasonably foreseeable that the person will purchase or sell the Company's securities on the basis of information provided to or learned by the observer), the presence of the observer at meetings of the Board will still place the Company at significant risk of violating Regulation FD. Regardless of his or her status as a Restricted Person, the observer is most correctly characterized as the alter ego of the "Designating Group" and must be viewed as a conduit for material nonpublic information to flow from the Company to a select group of shareholders. This is exactly the type of selective disclosure—where "a privileged few gain an informational edge—and the ability to use that edge to profit—from their superior access to material nonpublic information provided to or learned by the observer in order to remain in compliance with Regulation FD, unless disclosure to the observer fell under one of the Disclosure Exceptions. The Proposal, however, does not require the observer to enter into a Regulation FD-compliant confidentiality agreement or otherwise fit within one of the applicable Disclosure Exceptions. As a result, the Proposal does not provide a mechanism for the Company to ensure ongoing compliance with Regulation FD with respect to material nonpublic information provided to or learned by the observer at meetings of the Board.

Stated differently, if the Proposal were adopted, it would be impossible for the Company to ensure that the observer was not utilizing material nonpublic information learned at a Board meeting in violation of Regulation FD (assuming that disclosure to the observer, in and of itself, did not violate Regulation FD) and, as a result, the Company would need to publicly disclose all material nonpublic information provided to the observer to meet its obligations under Regulation FD. Although the Company presumably could request a suitable confidentiality agreement from the observer before providing material nonpublic information,[10] the Proposal does not require the observer to enter into such an agreement, nor does it allow the Company to bar access to the boardroom or withhold from the observer material provided to the directors until the observer has agreed to hold material nonpublic information confidential.

Most tellingly, directors, as fiduciaries, owe a number of common law and statutory duties to the Company and its shareholders, and these duties require them to keep material nonpublic information confidential. The observer, however, would not be subject to such duties.[11] Because the Proposal does not contain any exception to the Company's obligation to provide the observer with all Board materials and to grant the observer access to all meetings of the Board, the Company could not legitimately withhold information or exclude the observer from meetings for any reason—even if the observer or "Designating Group" were known to routinely trade on material nonpublic information learned at those meetings.

For purposes of the federal securities laws, including Regulation FD, information "is material if 'there is a substantial likelihood that a reasonable

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corporate insiders, rather than from their skill, acumen, or diligence"—that Regulation FD was designed to prevent. *See* Final Rule: Selective Disclosure and Insider Trading, Exchange Act, Release No. 34-43,154, 65 Fed. Reg. 51,716 (Aug. 15, 2000) at Section II.A.

10 The Staff has clarified that a company may disclose material nonpublic information to an analyst, who generally would be a Restricted Person, if the analyst expressly agrees to maintain confidentiality until the information is public. Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fourth Supplement), § 9.

11 Regulation FD specifically provides attorneys, investment bankers and accountants as illustrative examples of persons who also owe a duty of trust and confidence to an issuer. *See* 17 C.F.R. § 243.100(b)(2)(i).

shareholder would consider it important' in making an investment decision." Final Rule: Selective Disclosure and Insider Trading, Exchange Act Release No. 34-43,154, 65 Fed. Reg. 51,716 (Aug. 15, 2000) ("Selective Disclosure Release") (quoting TSC Industries Inc. v. Northway Inc., 426 U.S. 438, 449 (1976)). The Selective Disclosure Release provides that the following non-exhaustive list of items could be material:

> (1) earnings information; (2) mergers, acquisitions, tender offers, joint ventures, or changes in assets; (3) new products or discoveries, or developments regarding customers or suppliers (*e.g.*, the acquisition or loss of a contract); (4) changes in control or in management; (5) change in auditors or auditor notification that the issuer may no longer rely on an auditor's audit report; (6) events regarding the issuer's securities—*e.g.*, defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities; and (7) bankruptcies or receiverships.

The board of directors of a public company is continuously presented with material nonpublic information and, in the Company's experience, the above list includes many of the items discussed at meetings of the Board. The Company does not believe that disclosure of all material nonpublic information discussed at meetings of the Board at which the observer is present is an effective or practical way to prevent ongoing violations of Regulation FD. The burden on the Company of this type of disclosure is substantial, from both a procedural and substantive perspective. In fact, it is very likely that the only way for the Company to comply with this type of disclosure obligation—which, to be clear, would be unprecedented and far in excess of what is required by the federal securities laws—would be to publicly disseminate all Board materials and provide broad, non-exclusionary access to each and every meeting of the Board (*e.g.*, through a web cast, conference call or similar method). The Company does not believe that the Board or the Company could function effectively, if at all, in such an environment and would have serious concerns about the Company's ability to continue operating as a going concern if it were required to make such disclosure.[12]

The lack of any mechanism to ensure ongoing compliance with Regulation FD presents the Company with a stark choice if the Proposal were adopted: (i) selectively disclose information to the observer in violation of Regulation FD or (ii) comply with Regulation FD by publicly disclosing all material nonpublic information provided to or learned by the observer. Because the latter

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12 This view is consistent with Regulation FD, which provides only that the Company cannot selectively disclose material information, not that material information must be disclosed once known to the Company.

alternative is not conducive to the ongoing functioning of the Board, if the Proposal were to be adopted by shareholders the Company would be forced to engage in intentional, systemic and repeated violations of Regulation FD. Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Vague and Indefinite and thus Materially False and Misleading in Violation of Rule 14a-9

1. *Background of Relief Under Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B"); *see also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) (stating that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). The Company believes that the Proposal is fatally vague and indefinite and should be excluded pursuant to Rule 14a-8(i)(3).

The Staff has also previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "would be subject to differing interpretations." *Fuqua Industries, Inc.* (publicly available March 12, 1991); *see NYNEX Corp.* (publicly available January 12, 1990) (concurring with the exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

2. *The Proposal is Impermissibly Vague and Indefinite*

The inherent ambiguities in the Proposal make it difficult—if not impossible—for shareholders in voting on the Proposal, and for the Company were it required to implement it, to determine precisely what actions are required. An examination of the Proposal reveals that there are numerous questions about how the Proposal would and should be implemented:

- How will the "Designating Group" designate the observer? Will shareholders with sufficient ownership simply deliver a notice to the Company designating the observer?[13] Or must the Company, on behalf of the shareholders, solicit votes for the observer?

- If the Company is required to assist the shareholders in designating the observer, how will this process be effected? Must the Company prepare and distribute a proxy or consent statement in order to secure sufficient votes to designate the observer? If so, is the proxy or consent statement subject to the federal securities laws? Or would the Company be required to include the designation of the observer as an item for shareholder action in the proxy statement for its annual meetings?

- If the Company is not obligated to solicit shareholders to designate the observer, will one or more shareholders prepare and distribute a proxy or consent statement (and would this statement be subject to the federal securities laws)? What is the Company's obligation to assist shareholders in the distribution of these materials? Who would bear the costs of this solicitation?

- How long is the term of the observer? Is the observer to be selected annually, or is his or her term indefinite, until challenged by a new "Designating Group"?

- Is the Company required to verify the ownership reported by a "Designating Group" before allowing the observer to attend Board meetings? If so, what documentation would be sufficient?

- Could the Company or the Company's shareholders challenge a "Designating Group's" claim that it met the ownership requirements of the Proposal? If so, who will adjudicate the challenge?

- In the event of a dispute among shareholders regarding whether a particular "Designating Group" is entitled to designate the observer, who is the final adjudicator? Will the Company be required to assist shareholders in reaching a resolution? If so, will the Company be reimbursed for the expenses it incurs? If the Company is to decide such disputes, are shareholders entitled to seek judicial review if they disagree with the outcome?

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13 A separate unrelated question is whether such shareholders would constitute a "group" for purposes of the federal securities laws.

- What happens if the observer ceases to serve as the designated observer? Is the Designating Group entitled to choose a replacement and, if so, how would such replacement be selected?

- What if shareholders align themselves into multiple groups such that multiple groups each attempt to designate an observer? Or are shareholders only permitted to belong to one "Designating Group" at a time?[14]

The above comprise but a small subset of the numerous questions regarding implementation of the Proposal identified to date, and there can be little doubt that additional questions would come to light during the process of designating the observer. One of the central tenets of the Staff's views on Rule 14a-8 is that shareholders are entitled to know with precision what actions or measures the proposal will require. *See* Section B.4. of SLB No. 14B; *see also* New York City Employees' Retirement Sys. v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote"). Because the Proposal is vague and confusing and subject to a myriad of conflicting interpretations and unanswered questions, it is impossible for shareholders to know—either generally or with any degree of precision—how the Proposal, if it were adopted, would be implemented by the Company.[15] Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(3).

3. *Aspects of the Proposal's Supporting Statement Are False and Misleading*

As the Staff clarified in Section B.4. of SLB No. 14B, if a proposal or supporting statement contains statements that "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation," it is appropriate for companies to seek the Staff's concurrence that such material may be excluded in reliance on Rule 14a-8(i)(3). In its supporting statement, the Proponent makes baseless allegations that directly impugn the character of the Board and the Company's senior management and imply that the

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14 Although the Proposal provides that a "Designating Group . . . shall be entitled to designate . . . a single individual to be a[n] . . . observer", it is not clear whether the Proponent intended that there would only be one "Designating Group" entitled to designate a single observer or whether the Proponent intended that multiple "Designating Groups" (comprised of overlapping shareholders) each be entitled to designate its own observer.

15 The Proposal is so ambiguous and presents so many issues of interpretation that the Company doubts that the Proponent could ever revise the Proposal in a manner that would cure these defects.

Company has repeatedly attempted to mislead shareholders. The Staff has previously written that "portions of [a] supporting statement may be materially false or misleading under [R]ule 14a-9" and required that a proponent remove the offending elements of proposals or accompanying supporting statements when they contain false and misleading statements or do not provide material information necessary to render statements not false or misleading. *PMC-Sierra, Inc.* (publicly available March 1, 2004); *see Farmer Bros. Co. (Mitchell)* (publicly available November 28, 2003) (requiring the proponent, under Rule 14a-9, to provide a citation for a portion of the supporting statement and to recast another portion of the supporting statement as the proponent's opinion rather than as fact); *Monsanto Co.* (publicly available November 26, 2003) (requiring, under Rule 14a-9, a proponent to revise and provide citations for portions of the supporting statement); *Sysco Corp.* (publicly available August 12, 2003) (requiring, under Rule 14a-9, the proponent to delete certain sentences of the supporting statement, to revise certain other portions of the supporting statement and to provide a citation for other portions of the supporting statement); and *Siebel Systems, Inc.* (publicly available April 15, 2003) (requiring, under Rule 14a-9, the proponent to revise a portion of the supporting statement and to provide a citation for other portions of the supporting statement).

The Company objects to the Proponent's claim in the Proposal's supporting statement that the Company's management failed "in 2007 and earlier years to fully disclose Syms' real estate assets." It is well known as a result of Proponent's numerous *ex parte* interviews with The New York Post that the Proponent does not like, or is not satisfied by, the Company's disclosure concerning its real estate assets. In reality, however, the Company has disclosed its real estate assets as required by the Exchange Act and the rules and regulations of the Commission. In this regard, it is notable that the Proponent fails to provide even a single example of a failure by the Company to provide all disclosure required by applicable law and instead has chosen to simply make a broad brush and wholly unsubstantiated and unsupportable allegation. Accordingly, the Company believes that the Proponent should be required to remove this item from its supporting statement. Otherwise, shareholders may be misled into believing that the Company has not complied with its disclosure obligations.

The Company also strongly objects to the Proponent's claim in the Proposal's supporting statement that "shareholders were never informed that a financial relationship existed between Syms' CEO, Marcy Syms, and independent director Thomas E. Zanecchia." The facts are as follows: Mr. Zanecchia has testified under oath that Ms. Syms is an investor in one of the investment funds sponsored by a company co-founded by Mr. Zanecchia and that he derives less than $12,000 a year in fees as a result of this investment. This amount, which is substantially below the threshold for reportable transactions established by Item 404 of Regulation S-K, is not material to any of Ms. Syms, Mr. Zanecchia or the Company.[16]

The Company believes that it is highly objectionable for the Proponent to imply that an improper financial relationship existed between the Company's chief executive officer and one of its independent directors when there is no such improper relationship and such a relationship never existed. Although the Proponent is clearly aware of the immaterial nature of the relationship (Mr. Zanecchia's affidavit is mentioned in the Proposal's supporting statement), shareholders do not have the benefit of access to Mr. Zanecchia's affidavit and are instead left with only the Proponent's unfounded and baseless allegations of misconduct and incomplete disclosure on the part of Company. The Company believes that the Proponent should be required to remove this misleading statement from its supporting statement. Otherwise, shareholders may be misled into believing that an improper (or improperly undisclosed) relationship exists between Ms. Syms and Mr. Zanecchia.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(2), because implementation of the Proposal would cause the Company to violate both state and federal law and (ii) Rule 14a-8(i)(3), because the Proposal is vague and indefinite and thus materially false and misleading in violation of Rule 14a-9. The Company separately believes that certain portions of the Proposal's supporting statement contain false and misleading statements that may be excluded pursuant to Rule 14a-8(i)(3).

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned (richard.grossman@skadden.com) and to the Proponent.

* * *

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16 Additionally, the transaction at issue solely involves Ms. Syms in her personal capacity as an investor. Item 404 of Regulation S-K only requires disclosure of transactions where the *registrant* was or is a participant. The Proposal's supporting statement acknowledges that the transaction involves "Ms. Syms' personal funds."

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 735-2116 or my partner, Alan C. Myers, at (212) 735-3780.

Very truly yours,

Richard J. Grossman

Richard J. Grossman

Enclosures

cc: Ms. Marcy Syms, Syms Corp
Mr. Philip A. Piscopo, Syms Corp
Peter H. Ehrenberg, Esq., Lowenstein Sandler PC
Mr. Andrew L. Sole, Esopus Creek Value L.P.
Greg Kramer, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.

Exhibit A

ESOPUS CREEK VALUE L.P.
500 Fifth Avenue, Suite 2620
New York, New York 10110

February 6, 2009

BY FEDEX AND FACSIMILE

Syms Corp.
One Syms Way
Secaucus, New Jersey 07094
Attn: Philip A. Piscopo, Corporate Secretary

Re: Notice of Business for 2009 Annual Meeting of Shareholders of Syms Corp. ("Syms")

Dear Mr. Piscopo:

Esopus Creek Value L.P., a Delaware limited partnership (**"Esopus Creek"**), is currently the record holder of 1,000 shares of common stock of Syms, par value $0.05 (the **"Common Stock"**), and the beneficial owner of an additional 298,058 shares of Common Stock. Esopus Creek, a private investment fund, has a name and address on the Syms stock transfer ledger of ESOPUS CREEK VALUE L.P. at 500 Fifth Avenue, Suite 2620, New York, New York 10110. Specifically, Esopus Creek has owned shares with a market value in excess of $2,000 for at least the preceding year and intends to continue to own such shares at least through the date of the Syms 2009 Annual Meeting of Shareholders (the **"2009 Annual Meeting"**). Because the record date for the 2009 Annual Meeting has not been announced publicly, the number of shares of Common Stock which will be owned beneficially or of record by Esopus Creek as of such record date is not known. Esopus Creek currently does not hold any proxies relating to any Syms shares.

In accordance with Article II, Section 4 of the By-laws of Syms, Esopus Creek hereby submits the shareholder proposal attached hereto as Exhibit A (the **"Proposal"**) for consideration at the 2009 Annual Meeting and for inclusion in Syms' proxy materials in connection with the 2009 Annual Meeting pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. Esopus Creek shall hereafter be referred to as the **"Submitting Stockholder."**

THE SUBMITTING STOCKHOLDER:

The Submitting Stockholder has a business address at 500 Fifth Avenue, Suite 2620, New York, New York 10110.

The Submitting Stockholder has not at this time engaged representatives or persons to assist in any proxy solicitation with respect to the 2009 Annual Meeting.

The Submitting Stockholder has not yet decided whether to conduct a proxy solicitation with respect to the 2009 Annual Meeting, but reserves the right to do so. Esopus Creek will bear the cost of any such proxy solicitation.

With respect to all securities of Syms purchased or sold by the Submitting Stockholder within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1 attached hereto.

In the normal course of its business, the Submitting Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. The Submitting Stockholder cannot determine which funds allocated to purchase Syms securities were from the Submitting Stockholder's general account and which, if any, were from borrowings against securities it already owns.

The Submitting Stockholder is not, and was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Syms, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except that the Submitting Stockholder was a member of a shareholder group led by Barington Capital Group, L.P. and Esopus Creek Advisors LLC from February 1, 2008, until April 17, 2008. The purpose of the shareholder group was to oppose the delisting and deregistration of the Common Stock.

No associate, as defined in Rule 14a-1(a), of the Submitting Stockholder owns any securities of Syms beneficially, directly or indirectly.

The Submitting Stockholder does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Syms.

Since the beginning of Syms' last fiscal year, the Submitting Stockholder has not been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Syms or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Neither the Submitting Stockholder nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Syms or its affiliates. Neither the Submitting Stockholder nor any of its associates has any arrangement or understanding with respect to any future transaction to which Syms or any of its affiliates will or may be a party.

The Submitting Stockholder has no substantial interest, direct or indirect, by security holdings or otherwise, that will to its knowledge be acted upon at the 2009 Annual Meeting, other than the submission of the Proposal.

Esopus Creek hereby represents that (1) it is the record holder of shares of Common Stock of Syms entitled to vote at the 2009 Annual Meeting, and (2) it, or its representatives, intend to appear in person or by proxy at the 2009 Annual Meeting (or a special meeting held in lieu thereof) to submit the Proposal for approval by the stockholders of Syms.

Based solely on public filings to date, to the knowledge of the Submitting Stockholder, there has been no change in control of Syms since the beginning of Syms' last fiscal year.

If there is anything in this notice you do not understand or if you require any additional information please immediately contact Andrew L. Sole, prior to March 1, 2009, at (212) 302-7214 or c/o Esopus Creek Advisors, LLC, 500 Fifth Avenue, Suite 2620, New York, New York 10110. Commencing March 1, 2009, please contact Mr. Sole at (973) 847-5904, or c/o Esopus Creek Advisors, LLC, 150 JFK Parkway, Suite 100, Short Hills, New Jersey 07078. You may also contact Martin D. Sklar, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

ESOPUS CREEK VALUE L.P.

By: Esopus Creek Advisors ~~LLC, its~~ general partner

By: ______________________
Name: Andrew L. Sole
Title: Managing Member

cc: Alan Myers, Esq.

EXHIBIT A

RESOLVED, the shareholders of Syms Corp., amend the by-laws to add the following to Article V thereof:

6. A shareholder or group of shareholders that satisfies the requirements of this Section 6 of Article V (the "**Designating Group**"), shall be entitled to designate (and/or remove or replace), from time to time, a single individual to be a non-voting observer (the "**Observer**") at each meeting of the Board of Directors, or any committee thereof having more than two members. The Observer will be entitled to participate fully in all discussions among Directors, but not to vote on any matter, at such meetings, and to receive all materials provided to the Directors. Written notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such meeting. The Observer shall also be entitled to receive notice of any proposed action of the Board of Directors, or any applicable committee thereof, to be taken by written consent.

A Designating Group must:

(a) have beneficially owned in excess of 50% of the shares of the Corporation's outstanding common stock owned by shareholders other than the Syms Shareholders (as defined below) continuously for at least one year, and

(b) provide written notice to the Corporate Secretary of the name, address and email address for notice of such person designated by the Designating Group as an Observer.

"**Syms Shareholders**" means (i) Sy Syms, Marcy Syms, or the spouse or any descendants of Sy Syms or Marcy Syms, (ii) any trustee under any inter vivos or testamentary trust for the benefit of or any foundation established by any of the persons specified in clause (i), and (iii) the Sy Syms Revocable Living Trust, dated March 17, 1989, the Laura Merns Living Trust, dated February 14, 2003, and the Marcy Syms Revocable Living Trust, dated January 12, 1990.

Supporting Statement:

The misguided judgments made by the Board of Directors (the "Board") of Syms in 2008 and 2007 demands the creation of an independent observer position to protect the interests of shareholders and act as an independent voice on the Board. The evidentiary record in support for this proposal is clear:

1. Management's 2007 ill-fated attempt to de-register Syms' common stock, which would have precluded SEC scrutiny of Syms and the Board.
2. Management's failure in 2007 and earlier years to fully disclose Syms' real estate assets.
3. Shareholders were never informed that a financial relationship existed between Syms' CEO, Marcy Syms, and independent director Thomas E. Zanecchia, in 2008 - 2007. Mr. Zanecchia disclosed in a 2008 affidavit that he manages Ms. Syms' personal funds within a Zanecchia controlled investment fund.

Shareholders today harbor mistrust towards public and private institutions; the record outlined above contributes to the public's cynicism. Please take an affirmative step to improve Syms' corporate governance and prevent further cynicism by voting "FOR" this proposal.

Exhibit B

Lowenstein Sandler

ATTORNEYS AT LAW

March 3, 2009

The Board of Directors of Syms Corp
One Syms Way
Secaucus, NJ 07094

Re: Shareholder Proposal

Ladies and Gentlemen:

We have acted as special counsel to Syms Corp, a New Jersey corporation (the "Company"), in connection with a shareholder proposal, dated February 6, 2009 (the "Proposal"), submitted to the Company for consideration at the 2009 annual meeting of the Company's shareholders. The Proposal seeks an amendment (the "Proposed Amendment") to the Company's by-laws (the "By-laws"), as more fully described below. You have requested our opinion as to whether the Proposed Amendment would violate New Jersey law.

Certain Assumptions and Qualifications

For purposes of this letter, we have examined copies of the following documents:

(i) the Proposal;

(ii) the Company's certificate of incorporation (the "Certificate of Incorporation");

(iii) the By-laws (as amended through January 8, 2009); and

(iv) the Corporate Governance Guidelines of the Company (the "Guidelines"), as currently in effect.

In addition, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for purposes of this opinion. In our examination, we have assumed with your permission and express no opinion as to (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents submitted to us as certified, photostatic or facsimile copies or electronic versions and the authenticity of the originals of such documents, and (iii) the lack of any undisclosed terminations, modifications, waivers or amendments to any agreements or documents reviewed by us.

We are members of the Bar of the State of New Jersey, and we express no opinion as to the laws of any jurisdiction except the laws of the State of New Jersey.

Discussion

Background

The Proposed Amendment seeks to add the following provision in Article V of the By-laws:

> "6. A shareholder or group of shareholders that satisfies the requirements of this Section 6 of Article V (the "**Designating Group**"), shall be entitled to designate (and/or remove or replace), from time to time, a single individual to be a non-voting observer (the "**Observer**") at each meeting of the Board of Directors, or any committee thereof having more than two members. The Observer will be entitled to participate fully in all discussions among Directors, but not to vote on any matter, at such meetings, and to receive all materials provided to the Directors. Written notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such meeting. The Observer shall also be entitled to receive notice of any proposed action of the Board of Directors, or any applicable committee thereof, to be taken by written consent.
>
> A Designating Group must:
>
> (a) have beneficially owned in excess of 50% of the shares of the Corporation's outstanding common stock owned by shareholders other than the Syms Shareholders (as defined below) continuously for at least one year, and
>
> (b) provide written notice to the Corporate Secretary of the name, address and email address for notice of such person designated by the Designating Group as an Observer.
>
> "Syms Shareholders" means (i) Sy Syms, Marcy Syms, or the spouse or any descendants of Sy Syms or Marcy Syms, (ii) any trustee under any inter vivos or testamentary trust for the benefit of or any foundation established by any of the persons specified in clause (i), and (iii) the Sy Syms Revocable Living Trust, dated March 17, 1989, the Laura Merns Living Trust, dated February 14, 2003, and the Marcy Syms Revocable Living Trust, dated January 12, 1990."

We are not aware of any New Jersey court decision dealing expressly with the validity of a provision comparable to the Proposed Amendment. However, we believe that by mandating that the Company's Board of Directors (the "Board of Directors" or the "Board") is responsible for managing the business and affairs of a corporation incorporated in New Jersey, both the New Jersey Business Corporation Act (the "Act") and relevant New Jersey case law can and should be interpreted to invalidate the Proposed Amendment.

Section 14A:6-1(1) of the Act

The central role of the board of directors of a New Jersey corporation is reflected in Section 14A:6-1(1) of the Act, which provides that:

> "**The business and affairs of a corporation shall be managed by or under the direction of the board**, except as in this act or in its certificate of incorporation otherwise provided (emphasis added)."

If the certificate of incorporation provides that a person (other than the board of directors) is to exercise or perform the powers and duties conferred on the board, then it follows that such powers and duties must be exercised or performed to such extent and by such person as specifically provided in the certificate of incorporation. The Certificate of Incorporation does not contain any exceptions to the Board's authority, as delineated in Section 14A:6-1(1) of the Act.

Federal and state courts have adopted a literal, straight-forward interpretation of Section 14A:6-1(1), emphasizing the central role of the board of directors. Such courts have held that the business and affairs of a corporation are subject to the management of the board. See Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 318 (Ch. Div. 1947) ("The board is the governing body of the corporation and is vested with the management of the corporate property, business, and affairs. The conduct of the business of the corporation must be exercised by the directors honestly and in good faith, for what the directors, in their best judgment, deem to be for the best interest of the corporation."); In re Joseph Feld & Co., 38 F.Supp. 506, 507 (D. N.J. 1941) ("[t]he business management or a corporation is committed to the directors, who may act only as a body lawfully assembled. The power to manage the affairs of the corporation is vested in a board of directors").

In New Jersey, "directors owe a fiduciary duty to the corporation and to its shareholders - that the utmost fidelity is demanded of them in their dealings with the corporation and its shareholders." JOHN R. MACKAY, NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 12.08 (3d ed. 2008) (citing Hill Dredging Corp. v. Risley, 18 N.J. 501, 530 (1955); Whitfield v. Kern, 122 N.J. Eq. 332, 340-41 (1937); Daloisio v. Peninsula Land Co., 43 N.J. Super. 79, 88 (App. Div. 1956); and Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952)). At the core of any director's fiduciary duty is the requirement that he or she manage the company's business and affairs in the best interests of the company. *See* id. A director must have the discretion to act in the manner that he or she believes is best for the company. However, the Proposed Amendment would impede the ability of the Board of Directors to manage the business and affairs of the Company in several ways. In so doing, the Proposed Amendment could preclude the Board from fulfilling its fiduciary duties to shareholders and from performing the pivotal role that Section 14A:6-1(1) mandates.[1] This frustration of purpose could occur under many circumstances, including the following:

1. Attendance at Meetings. The Proposed Amendment would require the Company to permit the Observer (as defined in the Proposal) to attend "each meeting of the Board of Directors, or any committee thereof having more than two members." As part of its responsibility to manage the business and affairs of a company, a board of directors of a New Jersey corporation has the power and obligation to determine who should attend board meetings or committees thereof (*i.e.*, whether to invite non-director participants).[2] The exercise of the discretion of the Board regarding attendees at a meeting, which is directly challenged by the Proposed Amendment, could have an impact upon the substantive decisions of the Board and the integrity of its internal deliberations, which deliberations are central to the Board's ability to properly manage the business and affairs of the Company under Section 14A:6-1(1).

2. Disruption. The Proposed Amendment does not limit or restrict the conduct of the Observer in board meetings. To the contrary, the Proposed Amendment provides that "the Observer will be entitled to participate fully in all discussions among Directors, but not to vote on any matter, at such meetings, and to receive all materials provided to the Directors." Accordingly, an Observer could rely on such authority to intentionally disrupt the conduct of the directors during Board or committee meetings and the directors present at such meetings would have no ability to exclude such Observer. An Observer could, for example, filibuster in respect of proposed actions not favored by the Observer or the Designating Group (as defined in the Proposal), or for no reason at all. Such disruption would severely hamper the Board's ability to manage the affairs of the Company. Unlike directors, whose fiduciary obligations to all shareholders preclude them from being intentionally disruptive, the Observer contemplated by the Proposed Amendment owes duties to no one.

3. Conflicts with the Shareholders' Interests. The Proposed Amendment places no restrictions on the qualifications, background or interests of a person designated as an Observer. An Observer could have interests or motivations that conflict with the interests

[1] We note that the Delaware Supreme Court has recently held that contractual arrangements, including shareholder-proposed bylaws, that "commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders" are impermissible under Delaware law. CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 238 (Del. 2008). The Delaware Supreme Court further explained that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." CA, 953 A.2d at 238.

[2] Consistent with New Jersey law, the Guidelines, which were adopted by the Board to assist it in exercising its responsibilities to the Company and its shareholders, provide, in part: "The Chairman has discretion to invite any members of management that the Chairman deems appropriate to attend Board meetings at appropriate times, subject to the Board's right to request that such attendance be limited or discontinued. At the Board's request, non-management guests shall sign a confidentiality agreement in [a] form satisfactory to the Company prior to such guest's participation in any Board or committee meeting. The Board and committees may exclude any guest from part or all of any meeting upon its determination that it is in the best interests of the Company to do so." Guidelines, Part B, 5.

of the Company. An Observer could be interested in, or associated or aligned with, a direct competitor of the Company. Potentially more troubling, an Observer might be affiliated with persons seeking profit from the Company's misfortune, such as "short sellers" of the Company's common stock. An Observer with such competing interests is not subject to the same restrictions that assist in monitoring activities of directors under New Jersey law and the federal securities laws. An Observer is not subject to the corporate opportunity doctrine, which provides that "[c]orporate opportunities may not be appropriated by officers or directors for their own benefit." *MacKay at Section 12.06*; *see also* Valle v. North Jersey Automobile Club, 141 N.J. Super 568, 573-574 (App Div. 1976), *modified and aff'd*, 74 N.J. 109 (1977). In addition, an Observer's trading of the Company's securities would not be subject to the Company's insider trading policies or the reporting and short -swing profits provisions contained in Section 16 of the Securities Exchange Act of 1934, as amended.

4. Limitations on Debate. The presence of any Observer at Board or committee meetings, let alone an Observer whose interests may not be aligned with those of the Company's shareholders, could discourage fulsome discussion among Board members, either due to perceived or real conflicts of interest. Board members may be unwilling to disclose information, engage in discussion, vote in respect of matters at hand or otherwise engage in normal course activities in light of such conflicts of interest presented by the Observer. In this regard, the Proposal does not contain a mechanism pursuant to which the Board or any committee could excuse the Observer from meetings or portions thereof if the directors believed that the best interests of the Company required that they do so. Importantly, the presence of an Observer may result in the loss of the attorney-client privilege in respect of communications between the Company's outside counsel and Board members. In short, an Observer may chill deliberation and preclude effective decision-making by the Board.

5. Lack of Flexibility. The Proposed Amendment provides that "Written notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such meeting." Although typically not required by applicable law or a corporation's by-laws, directors often waive the notice of meeting requirements in order to further the interests of a corporation. The Proposed Amendment does not provide that an Observer may waive (or, even if it did so provide, an Observer may refuse to waive) the twenty-four notice requirement contained therein, thereby precluding the Board from holding emergency meetings. This could further limit the proper functioning of the Board and impede the management of the Company by or under the direction of the Board. For example, the Board would be unable to rapidly convene to address an exogenous circumstance, such as a hostile acquisition proposal.

Section 14A:5-21 of the Act

The extent to which the New Jersey Legislature has gone to assure the primacy of the board in managing New Jersey corporations is reflected in N.J.S.A. Sections 14A:5-21(2) and (3). Section 14A:5-21(2) of the Act provides in part as follows:

> "A provision in the certificate of incorporation otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation, or improperly transfers or provides for the transfer to one or more persons named in the certificate of incorporation or to be selected from time to time by shareholders, all or any part of such management otherwise within the authority of the board, shall nevertheless be valid *if all of the incorporators have authorized such provision in the certificate of incorporation or the holders of record of all outstanding shares, whether or not having voting power, have authorized such provision in an amendment to the certificate of incorporation.*" (emphasis added).

Thus, a provision in a certificate of incorporation that restricts the board from managing the corporation will only be permissible if approved by all of the incorporators (which did not occur in the Company's case) or by all of the shareholders (which also did not occur in the Company 's case).

Section 14A:5-21(3) of the Act provides that, even if such a provision were properly included in a certificate of incorporation, it would be invalid if:

> "(a) Subsequent to the adoption of such provision, shares are transferred or issued to any person who takes delivery of the share certificate without notice thereof, unless such person consents in writing to such provisions; or
>
> (b) Any shares of the corporation are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association."

Thus, if a corporation were ever to have such a provision included in its certificate of incorporation, it would be required to forfeit that provision if a single shareholder took ownership without notice of that provision or if the corporation were to become a publicly traded company. The Company is publicly-traded and, as such, would not be eligible for such a provision, even if it were approved by all of the stockholders or incorporators.

Sections 14A:6-9 of the Act (Board Committees)

For the reasons discussed above in connection with Section 14A:6-1(1) of the Act, shareholders do not have the power to designate non-voting observers to participate fully in board committee meetings. There is another reason, however, why the Proposed Amendment, as it pertains to committees, would be inconsistent with New Jersey law. Under Section 14A:6-9, board committees must consist only of directors designated by the board of directors. Section 14A:6-9 states in part:

> "If the certificate of incorporation or the by-laws so provide, the board, by resolution adopted by a majority of the entire board, may appoint

> from among its members an executive committee and one or more other committees, each of which shall have one or more members."

Here, the Proposal would have a *non-director*, designated by persons who are *not on the board of directors*, participate fully in committee meetings. Again, this is contrary to the express provisions of Section 14A:6-9, which provides that committees shall consist of members of the board.

Sections 14A:9-2 of the Act (Amendment to Certificate of Incorporation).

If a shareholder of a New Jersey corporation seeks to alter the default rule under Section 14A:6-1(1), which provides that a board of directors manages the business and affairs of a company, then the shareholder must rely on the proper statutory provisions to amend the certificate of incorporation, as required by Section 14A:6-1(1). *N.J.S.A. Section 14A:6-1(1)* ("The business and affairs of a corporation shall be managed by or under the direction of the board, *except as in this act or in its certificate of incorporation otherwise provided*." (emphasis added).

Amendments to a certificate of incorporation must occur in accordance with Section 14A:9-2 of the Act. In general, that section requires that amendments first be approved by the board of directors and then be submitted to the shareholders for approval:

> "All other amendments of the certificate of incorporation shall be made in the following manner:
>
> (a) The board shall approve the proposed amendment and direct that it be submitted to a vote at a meeting of the shareholders.
>
> (b) Written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each shareholder of record entitled to vote thereon within the time and in the manner provided in this act for the giving of notice of meetings of shareholders.
>
> (c) At such meeting a vote of shareholders entitled to vote thereon shall be taken on the proposed amendment. The proposed amendment shall be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote..."

N.J.S.A. Section 14A:9-2.

Accordingly, under New Jersey law, before a company's shareholders could secure a charter provision similar to the Proposed Amendment, the company's board of directors first would need to adopt such provision. A company's shareholders cannot compel (through a bylaw or otherwise) a board to take such action. Thus, any effort to remove from a board's powers (in part or whole) the management of the business and affairs of a New Jersey company (including the decision regarding who attends board or committee meetings and participates in the internal deliberations of the board or the committees thereof) cannot be achieved through a shareholder bylaw proposal, but rather requires a two-step, board-initiated charter amendment process.

Sections 14A:7-1 and 14A:5-10 of the Act (Authorized Shares and Voting of Shares)

The Proposed Amendment permits only a *subset* of a class of shareholders (not the entire class of shareholders) to designate the Observer. More specifically, the Proposed Amendment distinguishes the "Syms Shareholders" by excluding them from the definition of "Designating Group." This would effectively bifurcate the Company's common stock into two distinct classes -- a class consisting of common stock held by the non-"Syms Shareholders" with one set of voting rights, and a class of common stock held by the "Syms Shareholders" with a different (and more limited) set of voting rights. Such a classification is not authorized by the Certificate of Incorporation and thus would violate Sections 14A:7-1 and 14A:5-10 of the Act.

Section 14A:7-1 of the Act states in part:

> "(1) Each corporation shall have power to create and issue the number of shares stated in its certificate of incorporation. Such shares may consist of one class or may be divided into two or more classes and any class may be divided into one or more series. Each class and series may have such designation and such relative voting, dividend, liquidation and other rights, preferences, and limitations as shall be stated in the certificate of incorporation, except that all shares of the same class shall either be without par value or shall have the same par value. Each class and series shall be designated so as to distinguish its shares from those of every other class and series.
>
> (2) In particular, and without limitation upon the general power granted by subsection 14A:7-1(1), a corporation, when so authorized in its certificate of incorporation, may issue classes of shares and series of shares of any class:
>
> ...(f) lacking voting rights or having limited voting or enjoying special or multiple voting rights."

In short, Section 14A:7-1(2)(f) allows corporations to provide for shares of capital stock that have limited voting rights. However, corporations are not permitted to insert such a provision in their by-laws. Section 14A:7-1(2)(f) states that if a corporation desires to provide for limited voting rights, that provision <u>must</u> be inserted in its certificate of incorporation. The Proposal ignores this directive, providing in the By-laws, and not in the Certificate of Incorporation, that the shares held by the Syms Shareholders will have limited voting rights. By ignoring the directive set forth in Section 14A:7-1(2), the Proposal violates Section 14A:7-1(2).

The Proposal also discriminates against the Syms Shareholders by providing that their shares may not be voted for or against the Observer. Such discrimination is inconsistent with Section 14A:5-10 of the Act, which provides that "Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided in the certificate of incorporation." The Proposed Amendment contemplates that the shareholders other than the Syms Shareholders will have the right to vote on an Observer. The shares held by the Syms Shareholders, however, will not have the right to vote on the selection of an Observer. Since the Syms Shareholders do not have a vote on the Observer, the Proposed Amendment deprives the Syms Shareholders of their right to "one share, one vote". Under Section 14A:5-10 of the Act, Shareholders may be deprived of their "one share, one vote" right only if an alternative rule is included in the certificate of incorporation. Since there is nothing in the Certificate of Incorporation that alters the "one share, one vote" default rule, the attempt to impose such a rule through an amendment to the By-laws constitutes a violation of Section 14A:5-10.

Observation Rights in Other Contexts

We recognize that, in other contexts, corporations and shareholders may find it appropriate to provide certain shareholders with board observation rights. In such instances, however, the observation right typically exists pursuant to a written agreement between the corporation and one or more of its shareholders in circumstances in which the board of directors chooses to gain input from an observer under carefully designed arrangements. Such arrangements typically specify the terms of the observation rights, including confidentiality obligations of observers and events giving rise to the expiration of the observation rights. In the instant situation, in contrast, no such agreement will exist and the Observer's presence at meetings will not have been approved by the Board or the persons holding a majority of the outstanding shares of the Company's common stock.

Support from Delaware Law

Our analysis under New Jersey law is supported by consideration of Delaware law. New Jersey courts will look to the case law of other states in general, and to the law of Delaware in particular, when deciding issues on which there is no directly controlling authority in the State of New Jersey. "When faced with novel issues of corporate law, New Jersey courts have often looked to Delaware's rich abundance of corporate law for guidance." IBS Financial Corp. v. Seidman & Associates, LLC, 136 F.3d 940, 949-50 (3rd Cir. 1998); *see also* In re Prudential Ins. Co. Derivative Litigation, 282 N.J. Super. 256 (Ch. Div. 1995) ("Delaware is recognized as a pacesetter in the area of corporate law"); Pogostin v. Leighton, 216 N.J. Super 363, 373 (App. Div. 1987) ("As the issue involved [...] is one of corporate law, an appropriate source of reference is the law of Delaware"). We believe that the relevance of Delaware law is enhanced by the strong similarity between Section 14A:6-1(1) of the Act and Section 141(a) of the Delaware General Corporation Law ("DGCL").[3]

[3] Section 141(a) provides, in part, as follows: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

We have received a copy of an opinion of the Company's Delaware counsel, dated of even date herewith, to the effect that that if the Proposed Amendment were to be implemented by a Delaware corporation, it would violate Sections 141(a) and 141(c) of the DGCL, as well as impermissibly restrict a board's exercise of its fiduciary duties under Delaware law, and that a Delaware court would so conclude. That opinion, a copy of which is attached, provides further support for the arguments and opinions contained herein.

Opinion and Additional Qualifications and Assumptions

Based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, it is our opinion that in a properly presented and decided case, a New Jersey court would determine that the Proposed Amendment violates New Jersey law, including Section 14A:6-1(1) of the Act.

We note that a court's decision regarding matters on which we opine herein is based on the court's own analysis and interpretation of the factual evidence before the court and of applicable legal principles. Consequently, this opinion is not a prediction of what a particular court (including any appellate court) reaching the issues on the merits would hold, but instead is our opinion as to the proper result to be reached by a court applying existing legal rules to the facts as properly found after appropriate briefing and argument. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this opinion is not intended to guarantee the outcome of any legal dispute which may arise in the future.

This letter is furnished to you by us, as special counsel to the Company, and is solely for your benefit and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal. No opinion is implied or is to be inferred beyond the opinions expressly stated above. We assume no obligation to update this opinion letter for events, changes in law or circumstances occurring after the date of this opinion letter.

Very truly yours,

Lowenstein Sandler PC

Exhibit C

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March 3, 2009

Syms Corp
One Syms Way
Secaucus, NJ 07094

Re: Syms Corp 2009 Annual Meeting;
Stockholder Bylaw Proposal of Esopus Creek Value L.P.

Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a Bylaw Proposal (the "Bylaw Proposal") submitted by Esopus Creek Value L.P. (the "Stockholder") to Syms Corp, a New Jersey corporation (the "Company"), for inclusion in the proxy statement for its 2009 annual meeting of shareholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

a) the Certificate of Incorporation of the Company, dated June 30, 1983, and as amended and currently in effect;

b) the Bylaws of the Company, as currently in effect;

c) the Corporate Governance Guidelines of the Company, as currently in effect; and

d) the Bylaw Proposal, submitted to the Company by facsimile transmission on February 6, 2009, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware, and we do not express herein any opinion as to the laws of any other jurisdiction. We do not express any opinion as to New Jersey law or the legality of the Bylaw Proposal thereunder. It is our understanding that the Company's special New Jersey counsel, in an opinion to the Company of even date herewith, has stated that New Jersey courts will look to the law of other states in general, and to the law of Delaware in particular, when deciding issues on which there is no directly controlling authority under New Jersey law. The Company has asked us to render an opinion on certain matters of Delaware law in connection with the Bylaw Proposal, as if the Bylaw Proposal had been submitted to a corporation incorporated under the laws of the State of Delaware by a stockholder of that corporation. We express no view as to whether a New Jersey court interpreting the Bylaw Proposal would look to Delaware law in rendering a decision thereon. The opinions expressed herein are based on the Delaware General Corporation Law and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect.

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

On February 6, 2009, the Stockholder submitted the Bylaw Proposal to the Company by facsimile transmission. In its letter accompanying the Bylaw Proposal, the Stockholder stated that it submitted the Bylaw Proposal "pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended."

The Bylaw Proposal reads as follows:

> RESOLVED, the shareholders of Syms Corp., amend the by-laws to add the following to Article V thereof:
>
> 6. A shareholder or group of shareholders that satisfies the requirements of this Section 6 of Article V (the "Designating Group"), shall be entitled to designate (and/or remove or replace), from time to time, a single individual to be a non-voting observer (the "Observer") at each meeting of the Board of Directors, or any committee thereof having more than two members. The Observer

will be entitled to participate fully in all discussions among Directors, but not to vote on any matter, at such meetings, and to receive all materials provided to the Directors. Written notice of all meetings of the Board of Directors, or applicable committees thereof, must be given to the Observer at least twenty-four hours prior to such meeting. The Observer shall also be entitled to receive notice of any proposed action of the Board of Directors, or any applicable committee thereof, to be taken by written consent.

A Designating Group must:

(a) have beneficially owned in excess of 50% of the shares of the Corporation's outstanding common stock owned by shareholders other than the Syms Shareholders (as defined below) continuously for at least one year, and

(b) provide written notice to the Corporate Secretary of the name, address and email address for notice of such person designated by the Designating Group as an Observer.

"Syms Shareholders" means (i) Sy Syms, Marcy Syms, or the spouse or any descendants of Sy Syms or Marcy Syms, (ii) any trustee under any inter vivos or testamentary trust for the benefit of or any foundation established by any of the persons specified in clause (i), and (iii) the Sy Syms Revocable Living Trust, dated March 17, 1989, the Laura Merns Living Trust, dated February 14, 2003, and the Marcy Syms Revocable Living Trust, dated January 12, 1990.

Analysis

1. The Bylaw Proposal Would Not Be a Proper Subject for Action by Shareholders of a Delaware Corporation.

As discussed below, the Bylaw Proposal, which requires that a discrete minority of shareholders be permitted to designate a person, or "Observer," to "participate fully" in board of directors meetings and any committee meetings thereof, and to "receive all materials" provided to directors, improperly interferes with the powers of a board of directors under Sections 141(a) and 141(c) of the Delaware General Corporation Law ("DGCL"). Further, the Bylaw proposal is inconsistent with Section 212(a) of the DGCL. To achieve what the Bylaw Proposal seeks to accomplish, shareholders of a Delaware corporation would need to amend the certificate of incorporation under Section 242 of the DGCL, which requires first that the board of directors adopt the amendment and deem its approval by shareholders advisable. Accordingly, for these reasons and those discussed below, the Bylaw Proposal would not be a proper subject for action by shareholders of a Delaware corporation under Delaware law.

(a) Section 141(a): The board of directors of a Delaware corporation manages the business and affairs of the corporation, including, without limitation, who may attend board meetings.

Under Section 141(a) of the DGCL, the power to manage the business and affairs of a Delaware corporation is vested in the board of directors, except as otherwise provided in a company's certificate of incorporation or the DGCL. *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("Section 141(a) . . . confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation."). If the certificate of incorporation provides that a person (other than the board of directors) is to exercise or perform the powers and duties conferred on the board, then such powers and duties must be exercised or performed to such extent and by such person as specifically provided in the certificate of incorporation. 8 *Del. C.* § 141(a). Thus, under Delaware law, unless a certificate of incorporation – as opposed to a bylaw – provides otherwise, it is the board of directors – and not any shareholder or group of shareholders – that manages a Delaware corporation. *Aronson v. Lewis*, 473 A.2d 895, 811 (Del. 1984).

Specifically, Section 141(a) states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 *Del. C.* § 141(a).

Although it is true that Section 109 of the DGCL, which concerns the adoption of bylaws by shareholders, permits shareholders to adopt bylaws relating to the business of the corporation and the conduct of its affairs, the Delaware Supreme Court has expressly held that this power "is *limited by the board's management prerogatives under Section 141(a)*." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 231 (Del. 2008). Indeed, the Delaware Supreme Court has explained that "it is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation, at least without specific authorization in either the statute or the certificate of incorporation." *Id.*[1]

Nothing in the Company's certificate of incorporation confers the powers or duties of the Company's board of directors (the "Board") on any shareholder (or group of shareholders). Accordingly, under Delaware corporation law, it would be the Company's Board that is responsible for managing the Company and not any shareholders.

As part of its responsibility to manage the business and affairs of a corporation under Section 141(a), a board of directors of a Delaware corporation has the power and obligation to determine who should attend board meetings or committees thereof (*i.e.*, whether to invite or exclude non-directors). As explained in a leading treatise on Delaware corporation law:

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1 In *CA*, the Delaware Supreme Court determined that a proposed shareholder bylaw provision relating to the reimbursement of election expenses to shareholders would, if adopted, violate Delaware law. *CA*, 953 A.2d at 240. Before reaching this conclusion, however, the Court also determined that, as a general proposition, the subject matter of the proposed amendment was a proper subject for action by shareholders as a matter of Delaware law. *Id.* at 236. The Supreme Court found that the bylaw was "procedural" in nature and that the "purpose of the Bylaw [was] to promote the integrity of th[e] electoral process by facilitating the nomination of director candidates by stockholders or groups of stockholders." *Id.* at 237. This is "a subject in which shareholders of Delaware corporations have a legitimate and protected interest." *Id.* Here, the Proposed Bylaw does not pertain to a subject in which shareholders have a "legitimate and protected interest" (in comparison to the electoral process). *See, e.g., Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988) ("[W]hen viewed from a broad, institutional perspective, it can be seen that *matters involving the integrity of the shareholder voting process involve consideration[s] not present in any other context in which directors exercise delegated power*") (emphasis added). The Bylaw Proposal challenges the very integrity of the Board's internal deliberations and analyses, which are central to, and an integral part of, its ability to manage the business and affairs of the Company.

> Directors' meetings are for directors, but the board may invite others to attend. Often the board will invite officers, lawyers, and others for consultation or to present a report at a specified part of the meeting. Nevertheless, persons other than directors generally may be excluded by the chair or by vote of the directors. As a general rule, directors may be allowed to have their own counsel present, but a board of directors may be able to exclude a director's personal lawyer.

R. Balotti & J. Finkelstein, *The Delaware Law of Corporations and Business Organizations*, § 4.8[B] at 4-24 (2008). Consistent with Delaware law, the Corporate Governance Guidelines of Syms Corp, which were adopted by the Board to assist it in exercising its responsibilities to the Company and its stockholders provide, in part:

> The Chairman has discretion to invite any members of management that the Chairman deems appropriate to attend Board meetings at appropriate times, subject to the *Board's right to request that such attendance be limited or discontinued.* At the Board's request, non-management guests shall sign a confidentiality agreement in [a] form satisfactory to the Company prior to such guest's participation in any Board or committee meeting. *The Board and committees may exclude any guest from part or all of any meeting upon its determination that it is in the best interests of the Company to do so.*

(Corporate Governance Guidelines of Syms Corp, Part B, 5) (emphasis added).

As discussed below, certain common sense practicalities warrant and justify director discretion in determining who should attend board or committee meetings or receive board materials. Indeed, the exercise of such discretion, which is directly challenged by the Bylaw Proposal, necessarily has an impact upon the substantive decisions of a board of directors and the integrity of a board's internal deliberations, which deliberations are central to a board's ability to properly manage the business and affairs of a company under Section 141(a). Thus, the Bylaw Proposal is not of the "purely procedural" variety that might be the proper subject for shareholder action under Delaware law. *See CA*, 953 A.2d at 235 (explaining that

Section 141 permits shareholder bylaws that are "purely procedural" in nature and "do not improperly encroach upon the board's managerial authority under Section 141(a)").[2]

First, board deliberations necessarily implicate confidential business information, such as proprietary financial data, sensitive strategic initiatives, trade secrets and personnel information. In their capacities as fiduciaries, directors (as opposed to non-controlling shareholders or "observers") are obligated to protect this confidential information and to use it in the best interests of the company. *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998). Indeed, a director's fiduciary obligations to the company and its shareholders to act in their best interests has long been a fundamental principle of Delaware corporation law. As explained by the Delaware Supreme Court in *Loft, Inc. v. Guth*:

> While technically not trustees, [corporate officers and directors] stand in a fiduciary relation to the corporation and its stockholders. A public policy, existing through the years, and derived from a profound knowledge of human characteristics and motives, has established a rule that *demands of a corporate officer or director, peremptorily and inexorably, the most scrupulous observance of his duty, not only affirmatively to protect the interests of the corporation committed to his charge, but also to refrain from doing anything that would work injury to the corporation or to deprive it of profit or advantage* which his skill and ability might properly bring to it, or enable it to make in the reasonable and lawful exercise of its powers. The rule requires an *undivided and unselfish loyalty* to the corporation and demands that there shall be no conflict between duty and self interest.

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2 As explained by the Delaware Supreme Court in *CA*, "[e]xamples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 *Del. C.* § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 *Del. C.* § 141(f) authorizes bylaws that preclude board action without a meeting." *CA*, 953 A.2d at 235; *id.* (describing such shareholder-enacted bylaws as "purely procedural bylaws" that "do not improperly encroach upon the board's managerial authority under Section 141(a).")

2 A.2d 225 (Del. Ch. 1938), *aff'd*, 5 A.2d 503 (Del. 1939) (emphasis added). In sharp contrast, third parties, including non-controlling shareholders or their designees, are not fiduciaries and do not have the same obligations as directors regarding the protection, use and disclosure of confidential corporate information.[3] In light of this, directors of Delaware corporations will exercise their management discretion to exclude third parties from board meetings if such action is deemed to be in the best interests of the company. *See, e.g., Equity-Linked Investors, L.P. v. Adams*, 705 A.2d 1040, 1044, n.7 (Del. Ch. 1997) (explaining that a board of directors permitted a shareholder to send "observers" to board meetings, but that such observers were excluded when the board determined that the company "was involved in discussions which it believed presented a potential conflict of interests with the . . . shareholders, making their attendance inappropriate."); *id.* at 1046, n.13 (explaining that despite the requests by a shareholder for such information, the shareholder did not receive notices of board meetings and was "not provided with information given to directors in connection with such meetings, including information concerning other investment avenues being explored by the board.").[4]

Second, board deliberations also often implicate attorney-client communications. Importantly, conveying to directors the confidential legal advice provided to a company does not effect a waiver of the attorney-client privilege because directors (as opposed to shareholders or observers) are considered part of the corporate client for privilege purposes. *See In re Fuqua Indus., S'holder Litig.*, C.A.

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[3] Here, the Syms Shareholders own more than 50% of the Company's outstanding common shares of stock. Therefore, the Observer, as defined in the Bylaw Proposal, would be an agent of certain minority shareholders that constitute the "Designating Group." Minority shareholders do not owe fiduciary duties under Delaware law (nor would their agent). *See Hokanson v. Petty*, C.A. No. 3438-VCS, 2008 Del. Ch. LEXIS 182, at *26 (Del. Ch. Dec. 10, 2008) ("Under well established Delaware jurisprudence, a stockholder that owns less than half of a corporation's shares will generally not be deemed to be a controlling stockholder, with concomitant fiduciary responsibilities.").

[4] Just as directors might deem it necessary to exclude persons from board meetings in an exercise of their management discretion under Section 141(a), they also might deem it prudent to invite individuals to meetings who the directors determine will assist them in acting in the best interests of the company. *Cf.* 8 *Del. C.* § 141(e) (explaining that a member of a board of directors may rely on information, opinions, reports or statements presented by any person "as to matters the member reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation."); Robert B. Lamm, 1-7 Corporate Governance: Law and Practice § 7.09 (discussing the "availability of outside counsel and other advisors [to directors] on an 'as needed' basis").

No. 11974, 2002 Del. Ch. LEXIS 52, at *6 (Del. Ch. May 2, 2002) (explaining that "[a] claim of attorney-client privilege made on behalf of a corporation may only be asserted through its agents, *i.e.*, its officers and directors, who must exercise the privilege in a manner consistent with their fiduciary duty to act in the best interests of the corporation and not of themselves as individuals."). In light of this, directors of Delaware corporations will exercise their management discretion to withhold privileged communications from third parties in order to preserve the privilege. *See Intrieri v. Avatex*, C.A. No. 16335, 1998 Del. Ch. LEXIS 96, at *5 (Del. Ch. June 12, 1998) (holding that a board may assert a claim of attorney-client privilege against a new director (who was elected by preferred shareholders) in connection with certain privileged documents "reflecting legal advice given to the board of directors before [such person] became a director and relating to the Corporation's contractual rights and obligations vis a vis the holders of preferred stock."); *cf. In re Toys "R" Us, Inc. S'holder Litig.*, 877 A.2d 975, 986 (Del. Ch. 2005) (explaining that the board invited its legal advisor to attend the board's executive sessions, but excused from such meetings counsel not representing the board).

Under Delaware law, shareholders' participatory rights at the board level effectively end with their right at shareholders' meetings to elect the directors who will comprise the board. *See* 8 *Del. C.* § 211 (providing that "an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws."); *Psilos Group Ptnrs, L.P. v. Towerbrook Investors L.P.*, C.A. No. 1479-N, 2007 Del. Ch. LEXIS 8, at *26 (Del. Ch. Jan. 17, 2007) (explaining that a shareholder who was able to obtain only two out of seven board seats, "had no right to grant an observer access to the deliberations of the Combined Entity's board").

(b) Section 212(a): The Bylaw Proposal Improperly Discriminates Against the "Syms Shareholders."

The Bylaw Proposal would permit only a *subset* of a class of shareholders (not the entire class of shareholders) to designate the non-voting board participant. More specifically, the Bylaw Proposal improperly discriminates against "Syms Shareholders" by excluding them from the definition of "Designating Group." Accordingly, although they hold shares of the Company's common stock that are otherwise identical to the shares held by every other shareholder, those shares held by the "Syms Shareholders" would be stripped of the right to participate in the designation of the non-voting board participant. Such discrimination is inconsistent with Section 212(a) of the DGCL, which provides that "*[u]nless otherwise provided in the certificate of incorporation* . . . each stockholder *shall be entitled to 1 vote for each share* of capital stock held by such stockholder." 8 *Del. C.* § 212(a);

Providence & Worcester Co. v. Baker, 378 A.2d 121, 122-24 (Del. 1977) (explaining that "[u]nder § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard *by the certificate of incorporation. . . .*"). Here, nothing in the Company's certificate of incorporation alters the one share-one vote default rule. Accordingly, the Bylaw Proposal, which gives no vote to the Syms Shareholders, is improperly discriminatory under Delaware law.

(c) Section 141(c): Board committees of a Delaware corporation must consist only of directors designated by a board of directors.

For the reasons discussed above in connection with Section 141(a) of the DGCL, shareholders do not have the power to designate non-voting observers to participate fully in board committee meetings. There is another reason, however, why the Bylaw Proposal, as it pertains to committees, is improper under Delaware law. Under Section 141(c)(2), board committees must consist only of *directors designated by a board of directors*. Section 141(c)(2) states in part:

> The *board of directors may designate* 1 or more committees, each committee to *consist of 1 or more of the directors of the corporation.*

8 *Del. C.* § 141(c)(2). Here, the Bylaw Proposal would have a *non-director*, designated by persons who are *not on the board of directors*, participate fully in committee meetings. Again, this is contrary to the express provisions of Section 141(c), which speak only of "directors" designated to committees by a "board of directors." *See Priest v. State*, 879 A.2d 575, 584 (Del. 2005) (explaining that Delaware courts have adopted "the principle of statutory construction, *expressio unius est exclusio alterius* – the expression of one thing is the exclusion of another").[5]

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[5] The only exception to this general rule is that third parties may be members of a board committee if the committee is *advisory* in nature. *See Scattered Corp. v. Chicago Stock Exch., Inc.*, C.A. No. 14010, 1996 Del. Ch. LEXIS 79, at *10 n.4 (Del. Ch. July 12), *aff'd*, 701 A.2d 70 (Del. 1997) ("Because the Special Committee was advisory in nature, it also did not have to conform to the requirements of 8 *Del. C.* § 141(c), and its membership could properly include outside, non-Board members."); *see also* E. Welch, A. Turezyn & R. Saunders, Folk on the Delaware General Corporation Law § 141.9 ("Where a committee of the board is advisory in nature, it does not have to conform to the requirements of section 141(c), and its membership may include outside, nonboard members."); Balotti, § 4.10[B]

(d) Section 242(b): Under Delaware law, any changes to a board of directors' management powers require an amendment to a certificate of incorporation, not an amendment to the bylaws.

If a shareholder of a Delaware corporation seeks to alter the default rule under Section 141(a), which provides that a board of directors manages the business and affairs of a company (including the right to invite or exclude persons to board or committee meetings), then the shareholder must rely on the proper statutory provisions to amend the certificate of incorporation, as required by Section 141(a). 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, *except as may be otherwise provided in this chapter or in its certificate of incorporation.*") (emphasis added).[6]

Amendments to a certificate of incorporation must occur in accordance with Section 242(b) of the DGCL. That section requires that amendments first be adopted by the board of directors and declared advisable, and then be submitted to the stockholders for approval:

> Every amendment . . . shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall *adopt a resolution setting forth the amendment proposed, declaring its advisability*, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. *At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment.* If a majority of the

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("Committees that are purely advisory to the board may include other persons."). None of the Company's committees are simply advisory in nature.

6 Similarly, as discussed *supra*, changes made pursuant to Section 212(a) also would require an amendment to the certificate of incorporation.

> outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b) (emphasis added). *See also Williams v. Geier*, 671 A.2d 1368 (Del. 1996) ("[i]t is significant that two discrete corporate events must occur in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor."); *Stroud v. Grace*, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to . . . include a resolution declaring the advisability of the amendment. . . .").

Accordingly, under Delaware law, before a company's shareholder could secure a charter provision similar to the Bylaw Proposal, the company's board of directors first would need to adopt, and declare advisable, such provision. A company's shareholder cannot compel (through a bylaw or otherwise) a board to take such action.[7] Thus, any effort to remove from a board's powers (in part or whole) the management of the business and affairs of a Delaware company (including the decision who attends board or committee meetings and participates in the internal deliberations of the board or the committees thereof) cannot be achieved through a shareholder bylaw proposal, but rather requires a two-step charter amendment process.

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[7] The determination whether an amendment is advisable is vested in the board's discretion, subject to the exercise of its fiduciary duties, and cannot be delegated to shareholders. *See Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). Section 242(b)(1) gives shareholders an independent right to approve any amendment to the certificate of incorporation. If the board were permitted to delegate its own determination, the first sentence of Section 242(b)(1) would be meaningless. Thus, as a matter of statutory construction, Section 242(b)(1) does not permit the board to delegate its determination to shareholders.

In conclusion, for all of the foregoing reasons, it is our opinion that the Bylaw Proposal is not the proper subject for shareholder action as a matter of Delaware law.

2. The Bylaw Proposal Contravenes Delaware Law Because It Does Not Contain a "Fiduciary Out."[8]

As discussed above, it is our opinion that the Bylaw Proposal is not a proper subject for shareholder action as a matter of Delaware law. But even assuming, *arguendo*, that it was, the Bylaw Proposal nonetheless is impermissible because, if adopted, it would cause the board of directors to violate their fiduciary duties. More specifically, the Bylaw Proposal, as drafted

> would violate the prohibition, which [the Delaware Supreme Court's] decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders. . . . [T]he internal governance contract – which here takes the form of a bylaw – is one that would also prevent the directors from exercising their full managerial powers in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate.

CA, 953 A.2d at 238 (explaining that "[t]his Court has previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties").

Under Delaware law, a shareholder bylaw proposal should contain a fiduciary out that permits a board to fulfill its fiduciary duties. *CA*, 953 A.2d at 238; *see also Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, at 51 (Del. 1994) ("[T]he Paramount directors could not contract away their fiduciary obligations."); *Quickturn*, 721 A.2d at 1291 (invalidating a provision that "would prevent a newly elected board of directors from completely discharging its

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[8] A "fiduciary out" clause is a term of art that refers to a clause in a contract that permits a fiduciary to exercise its fiduciary duties instead of being bound to a definitive course of action. *Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914, 939 (Del. 2003) (discussing a "fiduciary out clause" that would allow a board to exercise its "continuing fiduciary responsibilities").

fundamental management duties to the corporation and its stockholders for six months").

Here, the Bylaw Proposal contains no fiduciary out. For example, even if the Board determined that the Observer's participation in a board or committee meeting was contrary to the best interests of the Company and its shareholders, and might possibly result in a waiver of privilege and/or disclosure of sensitive business information to competitors, the Board would have no ability to exclude the Observer. Indeed, the Bylaw Proposal's language is stark and mandatory: the Designating Group *shall be entitled to designate* a person to be a non-voting observer *at each meeting of the Board of Directors, or any committee thereof*, and such observer *will be entitled to participate fully* in *all* discussions among Directors, and *to receive all materials* provided to the Directors. There is no exception; no "fiduciary out."

In fact, it is easy to foresee many possible scenarios where the Bylaw Proposal would improperly compel the Board to breach its fiduciary duties. *CA*, 953 A.2d at 238 (considering "any possible circumstance under which a board of directors might be required to act. Under at least one such hypothetical, the board of directors would breach their fiduciary duties if they complied with the Bylaw.") For example:

- **Where the Designating Group contains a competitor.** If the Designating Group contains a competitor of the Company, and the Observer effectively functions as agent for such competitor, then under Delaware law the Board would have an obligation to exclude such agent from a board meeting, especially when confidential business matters or trade secrets are being discussed. However, under the Bylaw Proposal the Board could not exclude the Observer from the board meeting.

- **Where the Observer is a competitor.** Similarly, if the Observer (as opposed to a member of the Designating Group) is a competitor, then under Delaware law the Board would have an obligation to exclude the Observer from the board meeting, especially when confidential business matters or trade secrets are being discussed. However, under the Bylaw Proposal the Board could not exclude the Observer from the board meeting.

- **Where the Board goes into executive session to deal with confidential personnel information.** Because the Bylaw Proposal requires that the Observer have access to all Board meetings or committee meetings thereof, the Board would be unable to prevent the Observer from participating in discussions concerning confidential personnel matters (to which even the Company's management might not be privy).

- **Where the Board engages in attorney-client communications or acquires privileged material.** If the Observer is present for privileged communications or receives privileged material, then the Company effectively will have waived its privilege. If deliberations were among the directors only, then the deliberations would be protected by the attorney-client privilege. The Board, however, could not exclude the Observer from receiving privileged communications or material under the terms of the Bylaw Proposal.

- **Where the Board discusses possible or pending litigation involving the Observer or a member of the Designating Group.** Because of the mandatory terms in the Bylaw Proposal, the Board would be unable to exclude the Observer from any Board or committee meetings involving confidential or privileged communications concerning possible or pending litigation involving the Observer or a member of the Designating Group.

In sum, without a fiduciary out clause that reserves to the Board "full power to exercise [its] fiduciary duty," the Bylaw Proposal is an invalid restraint on the Board's authority under Delaware law. *CA*, 953 A.2d at 240. Therefore, in our opinion, the Bylaw Proposal, as drafted, would contravene Delaware law.

* * *

Based upon and subject to the foregoing, it is our opinion that if the Bylaw Proposal were to be adopted and implemented in connection with a Delaware corporation, it would violate Sections 141(a) and 141(c) of the DGCL, as well as impermissibly restrict a board's exercise of its fiduciary duties under Delaware law; and that a Delaware court would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Bylaw Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Bylaw Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

cc: Lowenstein Sandler PC